Exhibit 99.1

EXCELLON RESOURCES INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2020

March 31, 2021

PRELIMINARY NOTES

Interpretation

References to “Excellon”, the “Company”, “its”, “our” and “we”, or related terms, refer to Excellon Resources Inc. or Excellon Resources Inc. and/or one or more or all of its subsidiaries, as may be applicable in the context.

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders.

A glossary of certain technical terms and abbreviations that appear in this AIF is included under the section entitled “Glossary of Technical Terms and Abbreviations”.

Currency

All dollar amounts herein are in Canadian dollars, denoted by “C$” or United States dollars, denoted by “US$”, unless otherwise stated.

Date of Information

Unless otherwise noted, the information set forth in this AIF is presented as of December 31, 2020.

Note Regarding Forward-Looking Statements

This AIF contains “forward-looking statements” within the meaning of applicable Canadian Securities legislation and applicable U.S. securities laws concerning the Company’s plans for its properties, operations and other matters. Except for statements of historical fact relating to the Company, certain statements contained herein constitute forward-looking statements including, but not limited to, statements regarding future anticipated and current exploration programs and expenditures, exploration results, the potential discovery and delineation of mineral deposits/resources/reserves, potential mining and processing scenarios, production estimates, the anticipated success of mineral processing procedures, anticipated continued sales of ore and concentrate sales, proposed business plans, anticipated business trends and metal prices, future anticipated operating costs, reclamation cost estimates, revenues and cash flow, and may relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “believes”, “proposed”, “intends” or “does not intend”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be, or not be, taken, occur or be or not be achieved) are not statements of fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially and adversely from those reflected in the forward-looking statements. A description of the risk factors applicable to the Company can be found in this AIF under the section “Risk Factors”. Should one or more of the risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, assumptions and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty or weight to forward-looking statements.

Readers are also cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or that, if any of them do so, what benefits the Company will derive therefrom.

All of the Company’s public disclosure filings may be accessed via SEDAR at www.sedar.com and EDGAR at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this AIF comply with reporting standards in Canada and are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information included in this AIF that describes the Company’s mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This AIF may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

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TABLE OF CONTENTS

PRELIMINARY NOTES	1

GLOSSARY OF TERMS AND ABBREVIATIONS	4

CORPORATE STRUCTURE	8

GENERAL DEVELOPMENT OF THE BUSINESS	9

DESCRIPTION OF THE BUSINESS	10

MINERAL RESOURCE ESTIMATES	15

MATERIAL MINERAL PROJECTS	17

PLATOSA PROPERTY, DURANGO STATE, MEXICO	17

OTHER MINERAL PROJECTS	29

KILGORE PROJECT, IDAHO, UNITED STATES	29

OAKLEY PROJECT, IDAHO, UNITED STATES	30

EVOLUCIÓN PROJECT, ZACATECAS, MEXICO	31

SILVER CITY PROJECT, SAXONY, GERMANY	32

RISK FACTORS	33

DIVIDENDS	46

DESCRIPTION OF CAPITAL STRUCTURE	46

MARKET FOR SECURITIES	47

PRIOR SALES	47

DIRECTORS AND OFFICERS	48

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	53

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54

TRANSFER AGENTS AND REGISTRARS	54

MATERIAL CONTRACTS	54

INTERESTS OF EXPERTS	54

ADDITIONAL INFORMATION	54

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

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GLOSSARY OF TERMS AND ABBREVIATIONS

The following is a glossary of terms and abbreviations that appear in this AIF:

2019 Offering means the bought deal public offering of 10,925,000 units (“2019 Public Units”) at a price of C$5.30 (adjusted for the Consolidation) per 2019 Public Unit for gross proceeds of approximately C$11.5 million, which closed on August 27, 2019. Each 2019 Public Unit comprised one Common Share and one half-warrant, with each whole warrant entitling the holder to acquire a Common Share at a price of C$7.00 (adjusted for the Consolidation) prior to August 27, 2021.

2020 Debentures means the private placement offering of secured convertible debentures for total proceeds of C$17,910,000, which closed on August 4, 2020. The 2020 Debentures have a term of 36-months and are convertible into Common Shares prior to maturity at a conversion price of C$1.06 per Common Share. The Debentures bear interest at an annual rate of 5.75%, payable semi-annually. The Debentures are secured against the Company’s assets in Mexico. The purchasers of the 2020 Debentures were also issued 281 Common Share purchase warrants per C$1,000 principal amount of 2020 Debentures. Each warrant is exercisable at a price of C$5.75 (adjusted for the Consolidation) for a period of three years from the date of issuance.

Ag means the elemental symbol for silver.

AgEq means silver equivalent ounces.

AIF means this Annual Information Form.

Apex means Apex Silver Mines Limited (a predecessor of Golden Minerals Company), an American Stock Exchange-listed company with whom Excellon was at one time in a joint venture on a large number of concessions comprising the project area.

Au means the elemental symbol for gold.

Board means the board of directors of Excellon Resources Inc.

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

Common Shares means the common shares in the capital of the Company.

Company (or Excellon) means Excellon Resources Inc. or Excellon Resources Inc. and/or one or more or all of its subsidiaries, as may be applicable in the context.

CONAGUA means the National Water Commission in Mexico (Comisión Nacional del Agua).

Consolidation means the consolidation of Common Shares on the basis of one new post-consolidation Common Share for every five existing pre-consolidation Common Shares effective September 10, 2020.

CRD means Carbonate Replacement Deposit, a type of mineral deposit found worldwide and formed through a chemical reaction whereby mineral-bearing fluids dissolve carbonate minerals and immediately precipitate sulphide minerals in their place. CRD mineralization may also be deposited into pre-existing openings in various rock types in particular carbonate rocks. Mineralized fluids in CRDs often follow structures for long distances creating elongate deposits called “chimneys” when standing at high angles and “mantos” when flat-lying.

DSU means deferred share unit.

DSU Plan means the DSU plan of the Company dated December 11, 2013, as amended and restated on June 26, 2020, providing for the issuance of DSUs.

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EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) means an electronic system of the SEC used by public companies to transmit required filings, such as quarterly reports and annual reports and other required disclosures.

Evolución Property (formerly referred to as the Miguel Auza property) means the 45,000-hectare (450 km2) exploration property located in the states of Durango and Zacatecas, Mexico.

Financial Reports means the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2020 and 2019 and the accompanying MD&A.

Hecla means Hecla Mining Company, a publicly listed company operating mines and exploring in North America and listed on the NYSE under the symbol “HL”.

Hydro-Ressources Inc. is a consulting firm based in Lévis, Quebec, which provides hydrogeological services to the mining industry particular in relation to mine dewatering.

Hydrothermal means heated or superheated fluid or water from depth in the Earth’s crust.

Indicated Mineral Resource means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Inferred Mineral Resource means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Kilgore EA means the 2018 USFS Environmental Assessment and Decision Notice/Finding of No Significant Impact concerning the Kilgore Project.

Kilgore Project means the approximately 6,788 hectares of mineral concessions located in Clark County, situated in eastern Idaho in the United States.

Kilgore Technical Report means the report entitled “Independent Technical Report and Preliminary Economic Assessment, Kilgore Project, Clark County, Idaho, USA” prepared according to the guidelines of NI 43-101 for the Company by Terre A. Lane and Jeffrey Todd Harvey, PhD of Global Resource Engineering, Ltd., Jennifer J. Brown, P.G., of Hard Rock Consulting, LLC, and David Rowe, Certified Professional Geologist, AIPG of Rowearth LLC, dated August 26, 2019.

Manto means a tabular, relatively flat-lying mineral deposit that tends to lie within a particular rock bed or series of beds, derived from the Spanish word for blanket.

MD&A means management discussion and analysis for the years ended December 31, 2020 and 2019.

Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

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Miguel Auza Mill means the Company’s mineral processing facility located at the Evolución Property.

Mineral Reserve means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are classified as Probable or Proven.

Mineral Resource means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

MK Metal means MK Metal Trading Mexico, S.A. de C.V., a subsidiary within the Ocean Partners group of companies.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

NSR means Net Smelter Return or Net Smelter Royalty and means a defined percentage of the gross revenue from a resource extraction operation, generally less a proportionate share of transportation, insurance, and processing costs.

NYSE American means the NYSE American, LLC stock exchange.

Oakley Project means the gold-silver exploration project located 21 km south of Oakley, Idaho, on which the Company has granted Centerra (U.S.) Inc. an option to earn in to a 70% interest by, among other things, spending up to US$7 million in exploration expenditures on the Oakley Project prior to May 2026.

Optimization Plan means the mine dewatering program developed by the Company in consultation with Hydro-Ressources Inc. and Technosub Inc., as further described in press releases dated April 27, 2015, June 2, 2015 and November 2, 2015 and the Platosa Technical Report.

Option means an option to acquire Common Shares pursuant to the Stock Option Plan.

Otis Gold means Otis Gold. Corp.

Pb means the elemental symbol for lead.

Platosa Mine means the Company’s mine located at the Platosa Property.

Platosa Property means the approximately 11,000 hectares of mineral concessions in Durango State, Mexico.

Platosa Technical Report means the report entitled “Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico” prepared according to the guidelines of NI 43-101 for the Company by Michael Selby, P.Eng., Sebastien Bernier, P.Geo., Mark Liskowich, P.Geo., and Blair Hrabi, P.Geo., of SRK, Chantal Jolette, P.Geo., of Analytical Solutions Ltd., Denis Flood, P.Eng. (a former officer of the Company) and Ben Pullinger, P.Geo., an officer of the Company, dated September 7, 2018.

PROFEPA means the environmental regulator of Mexico (Procuraduría Federal de Protección al Ambiente), which is the technical and enforcement branch of SEMARNAT.

PSZ means the Platosa Structural Zone, the principal fault system in the Platosa Property area.

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QA/QC means quality assurance/quality control; systematic procedures that are used to validate the control and testing of samples in a specified manner.

Qualified Person means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project; and is a member or licensee in good standing of a professional association (“professional association” means a self-regulating organization with the power to discipline its members, of engineers, geoscientists or both engineers and geoscientists that is recognized under the terms of NI 43-101).

RSU means restricted share unit.

RSU Plan means the Company’s RSU plan dated December 11, 2013, as amended and restated on June 26, 2020, providing for the issuance of RSUs.

SEC means United States Securities and Exchange Commission.

SEDAR (System for Electronic Document Analysis and Retrieval) means an electronic filing system developed for the Canadian Securities Administrators to facilitate electronic filing and dissemination of securities regulatory documents by reporting issuers and related communications with securities regulators.

SEDENA means the Secretariat of National Defense in Mexico (Secretaría de la Defensa Nacional).

SEMARNAT means the environmental ministry in Mexico (Secretaría de Medio Ambiente y Recursos Naturales).

SGS means the SGS Mineral Services laboratory in Durango, Mexico.

Silver City Project means the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licenses comprising the approximately 164 km2 silver district in Saxony, Germany.

Skarn refers to an alteration assemblage dominated by calcium and magnesium silicate minerals (dominantly garnets, pyroxenes and amphiboles), formed by reaction between silica-bearing fluids and carbonate rocks, converting original carbonate minerals to silicate minerals. Economically mineralized skarns contain potentially extractable amounts of certain metals and are classified based on the dominant metal (e.g., copper skarn or lead-zinc skarn). Skarns typically form near intrusive bodies and may have massive sulphide replacement mineralization on their distal sides.

SRK means SRK Consulting (Canada) Inc.

Stock Option Plan means the Company’s Incentive Stock Option Plan dated March 21, 2018.

Suspension has the meaning given to such term in the section entitled “Three-Year History” below.

Technosub Inc. is a consulting firm based in Rouyn-Noranda, Québec that provides pumps and pump engineering companies in various industries.

Trafigura means Trafigura Mexico, S.A. de C.V., a subsidiary within the Trafigura group of companies.

TSX means the Toronto Stock Exchange.

USFS means the United States Forest Service.

Zn means the elemental symbol for zinc.

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CORPORATE STRUCTURE

Incorporation

Excellon was incorporated under the Company Act (British Columbia) on March 4, 1987 and continued under the Business Corporations Act (Ontario) on May 31, 2012. The registered and principal office of the Company is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3.

Corporate Structure

A significant portion of Excellon’s business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Excellon, as of March 31, 2021, is set out below. All subsidiaries are 100% owned (directly or indirectly) unless otherwise noted.

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GENERAL DEVELOPMENT OF THE BUSINESS

Excellon is principally engaged in the mining and processing of silver, lead and zinc and the exploration, development and acquisition of gold and silver bearing properties in the United States, Mexico, Germany and worldwide.

The Company is advancing a precious metals growth pipeline that includes: the Platosa Property, Mexico’s highest-grade silver mine since production commenced in 2005; the Kilgore Project, a high-quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on the Silver City Project, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Three-Year History

During the past three years, the Company has conducted mining and mineral production, development and exploration activities in Mexico, the United States and Germany, with the focus being its Platosa and Evolución Properties in Durango and Zacatecas, Mexico, respectively. The principal product and source of cash flow for Excellon are saleable lead-silver and zinc-silver concentrates from production at the Platosa Property and processing at the Miguel Auza Mill.

Events that influenced the general development of the business over the past three years are described below (with date of press release in brackets, if applicable):

2018

●	Entered into a milling arrangement with Hecla to process ore from Hecla’s San Sebastián Mine (February 26, 2018);
●	Completed an updated mineral resource estimate and the Platosa Technical Report as at March 31, 2018 (September 7, 2018);
●	Entered into an option agreement with Wallbridge Mining Company Limited (“Wallbridge”) to sell the Beschefer property (October 17, 2018);
●	Acquired a 31,000-hectare land package adjacent to and on trend with the Company’s existing mineral rights in Zacatecas, Mexico and now forming part of the Evolución Property (October 30, 2018); and
●	Produced 1.9 million AgEq ounces, including 0.9 million ounces silver, 5.5 million pounds lead and 7.9 million pounds zinc.

2019

●	Completed the 2019 Offering for gross proceeds of C$11.5 million (August 27, 2019);
●	Entered an option agreement with Globex Mining Enterprises Inc. to acquire a 100% interest in the Silver City Project (September 24, 2019); and
●	Produced 2.0 million AgEq ounces, including 1.0 million ounces silver, 6.1 million pounds lead and 8.4 million pounds zinc.

2020

●	Announced and closed the proposed acquisition of all of the issued and outstanding shares of Otis Gold pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (February 28, 2020 announcement and April 23, 2020 closing)

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●	Completed a US$6 million bridge loan facility agreement with Sprott Private Resource Lending II (March 16, 2020);
●	Entered into a release and quitclaim agreement with Wallbridge in respect of the Beschefer property and related option agreement in exchange for an additional three million common shares of Wallbridge and 500,000 warrants to purchase Wallbridge common shares, with an exercise price of C$1.00 and a term of five years (March 17, 2020);
●	Temporarily suspended all mining, milling and exploration activities at the Platosa and Evolución Properties, including the Miguel Auza Mill, from April 1, 2020 to June 1, 2020, in response to the declaration of a state of emergency by the Mexican government (the “Suspension”), which required the temporary suspension of activities deemed non-essential (including mining and mineral processing) to contain the COVID-19 pandemic (April 2, 2020 and June 1, 2020);
●	United States Federal District Court for the District of Idaho amended its December 2019 judgment in respect of the Kilgore EA, in which the Kilgore EA was vacated pending further environmental analysis concerning the Dog Bone Ridge area of the Kilgore Project (May 7, 2020). The Company filed an updated plan of operations concerning the Kilgore Project with the USFS (June 2020);
●	Completed private placement offering of 2020 Debentures for total proceeds of C$17,910,000 (August 4, 2020);
●	Completed the Consolidation (September 10, 2020) and Common Shares commenced trading on the NYSE American (September 23, 2020);
●	Completed a technical report for the Evolución Project as at August 31, 2020 (October 30, 2020);
●	Produced 1.6 million AgEq ounces, including 0.99 million ounces silver, 6.4 million pounds lead and 7.4 million pounds zinc.

DESCRIPTION OF THE BUSINESS

Principal Product

The Company’s principal product is lead-silver and zinc-silver concentrates.

Production

Crushed ore mined from the Company’s Platosa Property is shipped to the Miguel Auza Mill for processing, where separate mineral concentrates containing lead-silver and zinc-silver are produced on site. These mineral concentrates are then transported and sold to third parties for further processing.

For 2020, 66,501 tonnes of fresh ore were mined and 65,567 tonnes were milled, which represented a (11%) and (13%) decrease compared to 2019, respectively. The Company also processed an additional 4,785 tonnes of Hecla ore in 2020, which represented a 66% decrease compared to 2019.

Average realized silver price in 2020 was US$21.59/oz for the year compared to US$16.07/oz in 2019.

Sales during 2020 totalled US$26.0 million, a 2% decrease compared to US$26.5 million in 2019, primarily related to the Suspension.

As at December 31, 2020 the Company’s cash, cash equivalents and marketable securities totaled US$10.7 million (December 31, 2019 – US$6.7 million) and working capital totaled US$9.9 million (December 31, 2019 – US$7.6 million). As at December 31, 2020, the Company’s trade receivables were US$1.6 million (December 31, 2019 – US$2.3 million).

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Economic Dependence

From 2011 to 2016, Trafigura was the sole purchaser of the Company’s concentrates. In late 2016, the Company negotiated offtake agreements for 2017 with Trafigura and MK Metal following a robust tender process involving numerous commodity traders. In 2018, the Company, after another robust tender process, extended the agreements with each party for 2018 production under new terms reflective of the market at the time and renewed such contracts under new terms reflective of the market at the time through 2019. Excellon agreed to terms on lead and zinc concentrate production for 2020 and 2021 with Trafigura. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Trafigura.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties, and with a number of other producers of silver. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. Refer to the “Risk Factors” section below.

Foreign Operations

The Company’s revenue is currently dependent on production from the Platosa Mine, its material producing property located in Mexico. The Company’s operations are exposed to various levels of political, economic and other risks and uncertainties as discussed in the “Risk Factors” section below.

Employees

As at December 31, 2020, the Company and its wholly-owned subsidiaries employed 267 full time individuals, along with 90 outside contractors on a fee-for-service basis for conducting mining, exploration and related activities and an additional 11 temporary employees supporting COVID-19 prevention activities and underground infill and expansion drilling programs.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, permitting, drilling, metallurgy, mining engineering, process engineering, safety, health, environmental protection, community relation, human rights, logistical planning and implementation of exploration programs as well as finance and accounting. The Company has retained a number of employees and consultants with extensive experience in mining, geology, exploration and with the skills necessary to assist in the Company’s day-to-day operations.

Environmental Protection

The Company conducts mining, processing and exploration activities in Mexico, the United States and Germany. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including requirements for closure and reclamation of mining properties.

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In the jurisdictions where the Company operates, specific statutory and regulatory requirements impose standards which must be met throughout the exploration, development and operational stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, mine waste management, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, earnings and competitive position have not been significant in the year ended December 31, 2020 and are not expected to become significant until the closure of existing mining operations and the Company undertakes reclamation activities on its properties. Details and quantification of the Company’s reclamation and closure costs are discussed in the Company’s Financial Reports, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and in the sections entitled “Closure and Rehabilitation” and “Risk Factors” below.

Subsidiary Corporate Governance and Internal Controls

The Company has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

Control Over Subsidiaries

The Company’s corporate structure has been designed to ensure that the Company controls or has a measure of direct oversight over the operations of its subsidiaries. The Company’s subsidiaries are 100% beneficially owned, controlled or directed, directly or indirectly, by the Company. The Company, as the ultimate shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

In addition, the Company directly controls the appointments of the directors and officers of its subsidiaries. The directors of the Company’s subsidiaries are ultimately accountable to the Company as the shareholder appointing him or her, and the Board and its senior management. The annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, the authorized signing officers for the bank accounts of the foreign subsidiaries are either senior employees of the Company or senior employees of the subsidiaries, as the case may be.

All the minute books and corporate records of the Company’s subsidiaries are kept at the offices of local corporate secretarial services in the respective jurisdictions in which such subsidiaries exist. All disbursements of corporate funds and operating capital to subsidiaries of the Company are reviewed and approved by the Chief Executive Officer and the Chief Financial Officer of the Company and are based upon pre-approved budgeted expenditures.

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In connection with the acquisition, ownership and disposition of material property interests in Mexico, the United States and Germany, including mining concessions and real property interests, the Company engages reputable, local law firms located in such jurisdictions to periodically conduct a review of the Company’s ownership of its material property interests. In respect of other assets, such as equipment or materials purchased by its foreign subsidiaries, the Company has enacted internal control procedures to ensure that all appropriate documentation is obtained for the legal transfer of assets to the Company (or its applicable subsidiary). The Company and its local legal counsel are familiar with the nature of transactions customary in the Mexican, United States and German mining industry which allows them to identify and ensure that ownership of property interests and other assets is legally valid.

Strategic Direction

While the mining operations of each of the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company (and its subsidiaries). More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

The Company has ensured that only the Chief Executive Officer and the Chief Financial Officer of the Company have the authority to authorize the sale or disposition of the property of the Company’s foreign subsidiaries to protect the Company’s interests and to ensure that appropriate authorization of material asset transactions has been provided. In addition, the Company has established a series of internal control procedures to govern the operation of the foreign subsidiaries and has granted certain limited powers of attorney to employees who are involved with the management of the foreign subsidiaries to allow such individuals to operate the day-to-day operations of the foreign subsidiaries.

Internal Control Over Financial Reporting

The Company prepares its consolidated financial statements and management’s discussion and analysis on a quarterly and annual basis, using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and management’s discussion and analysis are being prepared in accordance with IFRS and applicable Canadian securities laws.

All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, including the Chief Executive Officer and the Chief Financial Officer before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

The Company currently sells its metal concentrates to Trafigura, a global commodities trader. Upon completion of the sale of such metal concentrates, the purchaser deposits the proceeds into an account in Mexico that is controlled by both the Toronto Corporate office Corporate Controller and the Mine Site Controller. In order to allow the utilization of the funds when appropriate, the Company has granted certain members of management located in Mexico powers of attorney. Notwithstanding the foregoing, upon the receipt of funds from the purchaser, the majority of such funds received by the foreign subsidiaries are immediately transferred to the Company’s Canadian bank accounts, with only sufficient funds required to fund day-to-day operations of the foreign subsidiaries retained in the foreign subsidiaries’ bank accounts.

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These systems of corporate governance, internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries, including those operating in emerging markets.

In connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2018, management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2018, the Company’s ICFR was not effective as a result of the material weaknesses surrounding the concentrate theft in Q1 2019. The Company has since made significant progress in the design, implementation and testing of its internal controls and processes around security, metals inventory and revenues, and management has concluded that, as of December 31, 2020, the earlier material weaknesses in the ICFR have been remediated. For more information, refer to the “Risk Factors – Material Weakness in Financial Controls” section below, and the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in the Company’s most recently filed MD&A.

Local Laws and Government Relations

The Company hires and engages local experts and professionals (i.e. legal and tax consultants) to advise the Company with respect to current and new regulations in Mexico, the United States and Germany in respect of banking, financial, tax and operational matters. The Company utilizes large, established and well recognized financial institutions in Canada, Mexico, the United States and Germany. There are no material differences between day-to-day banking operations in Mexico, the United States and Germany and those in Canada. The government of Mexico regulates mining activities through the Ministry (Secretariat) of the Economy. The Company uses local counsel and local consultants to assist it with its government and community relations.

Enforcement of Judgments

All of the Company’s material assets (i.e. permits, land, equipment, etc.), other than its unallocated cash (which is maintained with Canadian chartered bank) are located in Mexico and the US. An investor’s cause of action under Canadian securities laws would be against the Company, not against any of its subsidiaries outside of Canada. Accordingly, any investor with jurisdiction to do so is entitled to file suit against the Company to exercise its statutory rights and remedies under Canadian securities laws. The location of the assets does not affect this right, although the presence of the Company’s cash resources in Canada would, if any suit were ever successful, provide an investor with the possibility of enforcing against the cash assets in Canada. That said, to the extent the Company’s cash resources are advanced to the Company’s foreign subsidiaries, investors may have difficulty collecting from and enforcing against the Company and its foreign subsidiaries any judgments obtained in Canada. See “Risk Factors – Enforcement of Legal Rights”.

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MINERAL RESOURCE ESTIMATES

The estimate of Mineral Resources is provided in Tables 1-4:

Silver/Lead/Zinc Projects

Table 1 Platosa Deposit – Durango, Mexico
Category	Tonnes (‘000s)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (‘000s oz)	Pb (‘000s lb)	Zn (‘000s lb)	AgEq (‘000s oz)
Indicated	485	549	5.6	5.9	1,055	8,562	59,752	62,953	16,456
Inferred	13	516	4.7	6.5	1,014	216	1,344	1,859	426

Notes:

(1)	Mineral Resources are estimated pursuant to NI 43-101 with an effective date of March 31, 2018.
(2)	Mineral Resources are estimated at a cut-off grade of 375 g/t AgEq and silver, lead and zinc prices of US$17.00, US$1.10 and US$1.30, and assuming metal recoveries of 89% for silver and 81% for lead and zinc respectively.
(3)	This Mineral Resource Estimate was prepared by former SRK Principal Resource Geologist Sébastien Bernier under the supervision of Glen Cole, P. Geo. (APGO #1416) Principal Resource Geologist at SRK. Mr. Cole is a Qualified Person as defined in NI 43-101.
(4)	All figures have been rounded to reflect the relative accuracy of the estimates.
(5)	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability. The Mineral Resources reported herein have been estimated using a geostatistical block modelling approach informed from silver, lead and zinc assay data collected in core borehole samples. The construction of the Mineral Resource model was a collaborative effort between Excellon and SRK personnel. The construction and methodology for the creation of the resource wireframes was overseen by Blair Hrabi of SRK, P.Geo. (APGO #1723) and geostatistical analysis, variography, mineral resource evaluation and classification were undertaken by former SRK consultant Sébastien Bernier under the supervision of Glen Cole, P.Geo. (APGO #1416). All technical work was reviewed by Ben Pullinger, Senior Vice President Geology & Corporate Development of Excellon (APGO #2420).
(6)	The Mineral Resource Estimate were prepared in accordance with the CIM ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (November 2003) and are classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014).
(7)	Sébastien Bernier, P.Geo., is the Qualified Person that prepared or supervised preparation of the information in the Platosa Technical Report which is available on SEDAR under Excellon’s profile.

Table 2 Evolución Deposit – Zacatecas, Mexico
Category	Tonnes	Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq (‘000s
	(‘000s)	(g/t)		(%)		(g/t)	(‘000s oz)		(‘000s lb)		oz)
Indicated	6,407	64	0.09	1.00	1.14	170	13,154	19	140,741	161,548	35,091
Inferred	14,960	39	0.10	0.75	1.15	135	18,524	49	247,459	377,747	64,813

Notes:

(1)	Mineral Resources are estimated pursuant to NI 43-101 with an effective date of August 31, 2020.
(2)	Mineral Resources are reported at a cut-off grade of 90 g/t AgEq. Cut-off grades are based on a silver price of US$17 per troy ounce and a silver recovery of 76%; a gold price of US$1,550 per troy ounce and recovery of 20%; a lead price of US$0.90 per pound and recovery of 90%; and a zinc price of US$1.15 per pound and recovery of 88%.
(3)	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Composites have been capped where appropriate.
(4)	The mineral resources were estimated in conformity with the widely accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.
(5)	The construction of the Mineral Resource model was a collaborative effort between Excellon and SRK personnel. Dr. Aleksandr Mitrofanov, P.Geo. (APGO#2824) is responsible for resource wireframing, geostatistical analysis, grade estimation and classification with senior review provided by Mr. Glen Cole, PGeo (APGO#1416).

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Gold Projects

Table 3 Kilgore Deposit – Idaho, United States
Category	Tonnes (‘000s)	Au (g/t)	Au (‘000s oz)
Indicated	44,556	0.58	825
Inferred	9,399	0.45	136

Notes:

(1)	Mineral resources have been classified in accordance with the CIM Definition Standards on Mineral Resources.
(2)	Gold resources are reported above a 0.21 g/T Au (0.006 opt) cut-off.
(3)	Mineral resources reported here are constrained within an optimized pit shell. Pit shell input parameters: Gold price $1,300, Selling price $2.20/oz, Recovery 80%, Mining cost $2/ton, Process cost + G&A $4/ton, Pit slope 50°.
(4)	“Independent Technical Report and Mineral Resource Estimate for the Kilgore Project”, Clark Country Idaho, U.S.A., was prepared by Rowearth LLC. and Global Resource Engineering, Ltd and dated September 28, 2018 with an effective date as of August 14, 2018. David Rowe, CPG, of Rowearth LLC., is the Qualified Person responsible for the Mineral Resource estimate in the Technical Report. Terre Lane with Global Resource Engineering, Ltd. of Denver (“GRE”) is the Qualified Person for pit optimization and Todd Harvey, also of GRE, is the Qualified Person for metallurgical aspects. The report is available on SEDAR under the profile of Otis Gold Corp.
(5)	The PEA on the Kilgore Project was prepared by GRE dated August 14, 2019, with an effective date as of July 30, 2019. David Rowe, Terre Lane, Jeffrey Todd Harvey and J.J. Brown are Qualified Persons under the Instrument. The report is available on SEDAR under the profile of Otis Gold.

Table 4 Oakley Deposit – Idaho, United States
Category	Tonnes	Au (g/t)	Au (‘000s oz)
Inferred	9,972	0.51	163

Notes:

(1)	Technical Report on the Oakley Project was prepared by Childs Geoscience Inc. with an effective date as of August 8, 2016. Dr. John Childs of Childs Geoscience Inc. and Zack Black, B.S. of Hard Rock Consulting Inc. are the Qualified Persons that prepared or supervised preparation of the information in the Technical Report. The report is available on SEDAR under the profile of Otis Gold.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
(3)	Inferred Mineral Resources captured within the pit shell meet the test of reasonable prospect for economic extraction and can be declared a Mineral Resource.
(4)	All resources are stated above a (0.31 g/t (0.009 opt) gold cut-off.
(5)	Pit optimization is based on an assumed gold price of US$1,200/oz. and mining, processing and G&A costs of US$7.99 per tonne and metallurgical recoveries for gold of 70%.
(6)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
(7)	Gold ounces calculated from metric units using the following conversion rate: 1 troy ounce = 31.1035 grams and tons were calculated from metric units using the following conversion rate: 1 short ton = 0.907 tonnes.

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MATERIAL MINERAL PROJECTS

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Excellon has identified the Platosa Property in Durango State, Mexico as its sole material property.

The Platosa Property is the Company’s principal producing property. The Company also holds the Evolución Property. Ore produced at the Platosa Mine is processed at the Miguel Auza Mill on the Evolución Property.

PLATOSA PROPERTY, DURANGO STATE, MEXICO

The following information is supported by the Platosa Technical Report dated September 7, 2018 as prepared by Michael Selby, P.Eng., Sebastien Bernier, P.Geo., Mark Liskowich, P.Geo., and Blair Hrabi, P.Geo., of SRK, Chantal Jolette, P.Geo., of Analytical Solutions Ltd., Denis Flood, P.Eng. (former officer of the Company) and Ben Pullinger, P.Geo., an officer of the Company, each of whom are a Qualified Person as defined in NI 43-101. Supplemental information, some of which supersedes or replaces that in the Platosa Technical Report was prepared by the Company under the supervision of, or reviewed by, Paul Keller, P.Eng. and/or Ben Pullinger, P.Geo., current officers of the Company and each of whom are a Qualified Person for the purposes of NI 43-101. Reference should be made to the full text of the Platosa Technical Report, which is incorporated by reference in its entirety into this AIF, and which is available for review under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.excellonresources.com. Defined terms and abbreviations used in this section and not otherwise defined have the meanings attributed to them in the Platosa Technical Report. Detailed financial, production and operational information for the Platosa Mine is available in Excellon’s MD&A for the year ended December 31, 2020.

Property Description, Location and Access

The Platosa Property is located in the northeast portion of the State of Durango, north-central Mexico, approximately 45 kilometres north of the city of Torreón, and 5 kilometres north of the village of Bermejillo. Torreón is an industrial centre of more than one million people when combined with the adjacent cities of Gomez Palacio and Lerdo. The Torreón International Airport is serviced by several daily non-stop flights to and from Mexico City and the United States. The property is 63 km north northwest by road from the airport via Mexico Highway 49, which is a major north-south trucking route. Rail and power transmission lines run parallel to the highway, and the entire project area is easily accessible year-round with two-wheel-drive vehicles.

The Company holds 74 mining concessions at the Platosa Property covering a total area of approximately 11,000 hectares. These concessions and fractional concessions are held directly by Excellon. Excellon also holds certain surface rights for portions of the property.

Through the acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009, Excellon acquired part of the Evolución Property, located 220 kilometres south of the Platosa Property in the state of Zacatecas. This property includes the historical (now closed) underground mine, an operating flotation mill, and a tailings management facility. In October 2018, the Company applied for and was granted concessions over an additional 31,000 hectares contiguous with and now forming part of the larger Evolución Property land package.

Site Infrastructure

The Platosa Property and the Platosa Mine include the following:

●	Surface facilities include offices, shops, compressors, fuel storage, electric substations, standby generators, crushing and stockpile facilities, portal, ventilation fans, run-of-mine storage, underground and surface water settling ponds, diamond drill core logging and storage facilities, and dry facilities;
●	Facilities providing basic infrastructure to the mine include well-maintained gravel roads that access the site as well as a network of roads that service the various ancillary facilities and electric power distribution;
●	Underground infrastructure includes ramps, raises, ventilation/service raises, explosives magazines, dewatering pumps, and underground mobile equipment fleet;

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●	Access is provided by paved highway and gravel roads to the company-owned Miguel Auza Mill located at the Evolución Property; and
●	Grid electric power supply to the site.

The Evolución Property and the Miguel Auza Mill include the following:

●	800 tonnes-per-day concentrator consisting of equipment and installations for crushing, grinding, flotation, and filtration;
●	Assay laboratory with separate areas for sample preparation, drying, weighing, wet assaying, fire assaying, atomic absorption, and mill process testing;
●	Electrical-mechanical workshop;
●	Secured hazardous waste areas for the temporary storage of used oil, solids impregnated with petroleum products, batteries, empty cyanide containers, empty acid containers, and empty paint containers;
●	A 5,000-tonne capacity stockpiling area for coarse mineralized material;
●	A 300-tonne capacity lead concentrate storage area;
●	A 300-tonne capacity zinc concentrate storage area;
●	Process water supply pumping and storage system;
●	Surface facilities housing compressors and electrical substations;
●	Two tailings management facilities (one in operation, the other decommissioned and closed and rehabilitated with a soil cover);
●	Two-story administration building;
●	Primary warehouse for the mill;
●	Core shed; and
●	Site security offices.

History

Limited and small-scale mining has been conducted in the area prior to the 1960s, although no records of the early history of prospecting and mining in the area of the Platosa Property are known to exist. Small-scale mining was carried out in the area of the Platosa Property sporadically from that period up to the 1970s by a local family. Production from the Platosa Property prior to 1970 is estimated to be in the range of 25,000 to 50,000 tonnes even though production records are poor.

Excellon acquired the concession hosting the historical Platosa Mine in 1997 and staked the surrounding Excelmex and Poeta concessions in 2004. At approximately the same time, Apex staked the adjacent Saltillera property. Both companies conducted reconnaissance mapping and sampling through 1997. In 1998, Apex optioned the Platosa Property from Excellon and in 2001 Excellon reassumed control of the property from Apex.

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Geology

The Platosa Property lies in the Sierra Bermejillo, a northwest-trending anticline-syncline pair developed in Mesozoic sedimentary rocks. The Sierra Bermejillo Anticline is a relatively open fold that plunges to the southeast. The Saltillera Syncline is a doubly plunging structure located west of the anticline. The folded sequence is cut by a set of north- to northwest-striking, steeply dipping fractures and faults. Tertiary felsic to intermediate dykes and plutons intrude these structures in the western part of the Sierra Bermejillo.

The principal fault system in the property area is the PSZ, a 250 to 1,500 metre-wide northwest-trending zone of fracturing and shearing that traverses the eastern margin of the Sierra Bermejillo. The PSZ includes a series of fault planes that strike north–north westerly and dip steeply east; it has been mapped along strike for five kilometres northwest and southeast of the Platosa Mine. It is characterized by brecciated, crushed, and dolomitized limestone; slickenside fracture surfaces; iron and manganese oxides; travertine-filled breccias; and coarsely crystalline selenite veins, some up to five metres thick. The faulted rocks weather recessively and create a negative topographic expression of the PSZ.

Mineralization

The bulk of mineralization currently defined on in the Platosa Property occurs as shallow to steeply dipping bodies of massive CRD. These bodies have been identified and categorized as discrete pods or mantos based on structural setting and concentration of sulphides.

The footprint of the Platosa Property manto system currently measures approximately 400 by 700 metres. Mantos at the Platosa Property dip in accordance with the stratigraphy towards the east where a series of late extensional features down-drop the mineralization so that its depth ranges from 60 metres below surface on the west side of the Platosa Mine to approximately 320 metres below surface at the NE-1 manto, on the east side of the Platosa Mine.

The main lead-, zinc-, and silver-bearing minerals are:

●	Galena (main lead-bearing mineral);
●	Sphalerite (main zinc-bearing mineral); and
●	Acanthite and lesser proustite (main silver-bearing minerals). Acanthite is predominant; proustite is visible where grades typically exceed the average grade of the mineralized body.

These deposits are hosted in carbonate rocks, distal to felsic intrusions that are interpreted to provide the Hydrothermal source of mineralizing fluids. Deposits are characterized by irregularly shaped pods, lenses, and roughly tabular or tubular masses of massive sulphide mineralization. Discordant bodies (chimneys) and roughly concordant elongate masses (mantos) can extend for thousands of metres from the source of the mineralizing fluids and often follow complex disjointed paths through the host rocks.

The massive sulphide bodies commonly grade progressively into mineralized metasomatic skarn deposits proximal to the source intrusions. This proximal mineralization includes skarns developed along fractures, dykes and sill contacts, and as large irregular lenses at the contact with the intrusion. Locally, mineralized veins cut both the skarns and host intrusions. Contact metamorphic features (recrystallization to marble, development of hornfels and skarnoid) commonly occurs peripheral to the skarn zone. Skarnoid mineralization and indications of skarnoid or intrusion related mineralization have been noted at various targets on the project including, Saltillera, at depth below the Platosa Mine and most notable to date at Rincon del Caido. Other Skarn type targets on the property include the conceptual PDN target approximately 1.7 km north of the deposit at the Platosa Mine.

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All aspects of CRD and skarn mineralization are controlled by local and regional structures such as faults, fractures, contacts, fold axes, and collapse (paleokarst) zones. Secondary host rock permeability (such as fractures, breccias, solution cavities, dolomitization) can also be an important controlling factor for mineralization (Megaw et al. 1988).

Limited exploration was performed between 2014 and 2016. A thorough and comprehensive review of data and historical programs was performed in 2016 and into 2017. Excellon recommenced exploration work on the Platosa Property in mid-2016; this included drilling, prospecting, sampling, and mapping. The surface drilling was suspended in 2017 pending financing and the completion of capital projects at the Platosa Mine. Since 2017, surface and underground exploration have continued on a campaign basis except for the second quarter of 2020 where exploration was placed on hold due to the shutdown of mining activities due to COVID-19. At the end of 2020, exploration activities included definition and expansion drilling from underground and exploration drilling at surface testing the PDN and 10-20 targets for skarn and manto mineralization.

Exploration

To December 31, 2020, a total of 388,976 metres in 1,698 diamond drill holes had been completed at the Platosa Property from surface and from underground. Additional diamond drilling is recommended to explore for new high-grade manto CRD sulphides similar to that currently being mined at the Platosa Mine, and for the high-tonnage intrusive-related CRD deposit, which may represent the source of the mantos.

Sampling Method and Approach

Core is moved from the drill site to a covered core handling facility located north of the Platosa Mine. Excellon geologists log the core and mark sample intervals. All drill core is then photographed. Geologists select sample intervals to reflect lithologic, structural, or mineralization boundaries. Sample identifiers are marked directly on the core and core box. Sample lengths are limited to a maximum of 1.5 m in mineralized sections and 3.0 m in wall rocks. Once samples are selected, they are cut with a diamond saw with one half of the core sent to the lab and the other retained in the core box. Unconsolidated material is split with a spatula. The half-core samples are collected in plastic bags for shipment to the laboratory. The remaining half is retained and stored at the warehouse at the Platosa Mine for future reference. Standards and blanks are inserted, as part of an industry best practice QA/QC program into each sample batch of samples.

Groups of thirty to fifty samples are placed in sealed bags for shipping. A list of samples in each sealed bag is submitted to the laboratory along with the sample list in each bag. The samples are trucked to SGS by Excellon personnel.

No other sample preparation is carried out by Excellon personnel. The sampling procedures meet standard industry best practice and are appropriate for the deposit type.

Sample Preparation and Analysis

Samples are sent to SGS for preparation and analysis for silver, gold, lead, zinc. Multi-element analysis is also conducted on the core. In the fall of 2009, SGS received accreditation to ISO/IEC 17025. SGS is a reputable international laboratory that provides analytical services to the mining and mineral exploration industry worldwide. Assay certificates are sent to company representatives who check QA/QC results to assess accuracy of analysis before results are integrated into the company database.

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Drill core samples are prepared using the following protocol:

●	Air dry if possible; maximum 120 degrees Celsius if oven-drying is necessary;
●	Crush entire sample to greater than 90 percent passing 2 millimetres;
●	Riffle split 250 grams; and
●	Pulverize 250 grams to greater than 90 percent passing 75 microns.

Drill core samples used for mineral resource estimation have been analyzed for 33 elements including silver, lead, and zinc using a four-acid leach method followed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”) determination (ICP40B).

High-grade samples, with silver greater than 100 g/t and lead and zinc greater than 1 percent, are analyzed a second time using a fire assay with gravimetric finish for silver and a sodium peroxide fusion with ICP-AES finish (ICP90Q) for lead and zinc. If necessary, lead and zinc may be measured using titration if the quantity exceeds the upper limit of 30 percent.

Security

The drilling, sampling and logging are done under the supervision of experienced technical personnel. Logged and sampled drill core is stored in a fenced and access-controlled area at the Platosa Mine. The core boxes are labelled, and depth markers are inserted at appropriate intervals.

Assay Quality Assurance and Quality Control (QA/QC)

Excellon continues to follow industry best practices for lab and sample QA/QC, which involves the systematic insertion of blanks, standards and duplicate samples into the sample stream and monitoring the results for potential contamination and bias.

Excellon engaged Analytical Solutions Limited (“ASL”) in February 2018 to prepare an independent report related to the performance of Excellon’s 2014 to 2018 quality control program. A total of approximately 3,800 samples (including quality control samples) from the Platosa Mine were collected and assayed between January 2014 and April 2018.

The low rate of silver, lead, and zinc quality control failures for blanks indicates that sample cross-contamination in preparation and analysis is well controlled and not a risk for the project. The low levels of silver, lead, or zinc are assumed to be part of the background values of the limestone.

Data Verification

In accordance with NI 43-101 guidelines, several members of the SRK team visited the Platosa Mine and the Miguel Auza Mill.

Mr. Blair Hrabi visited the site from April 24 to 28, 2017. The main purpose of this site visit was to assist with the 3-D fault modelling for the Platosa Mine and also to investigate the geological and structural controls on the distribution of the gold mineralization in order to aid the construction of three-dimensional gold mineralization domains. While on site, Mr. Hrabi mapped underground in the Manto Rodilla, Manto 6A, and Guadalupe South areas; mapped surface exposures for one-half day; and examined representative drill core from 11 drill holes. Existing underground mapping of structural features and the distribution of the mineralized domains was generally accurate and representative. No verification of underground face or channel samples was made. The drill hole logs accurately reflect the geology observed in drill core in almost all cases. No verification of drill hole locations or survey accuracy was made by SRK during this site visit.

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Mr. Sebastien Bernier visited the Platosa Mine from January 30 to 31, 2018. The purpose of Mr. Bernier’s site visit was to review the digitization of the exploration database and validation procedures, review exploration procedures, define geological modelling procedures, examine drill core, interview project personnel, and collect all relevant information for the preparation of an updated mineral resource model and the compilation of a technical report. During the visit, particular attention was given to the treatment and validation of historical drilling data. In the opinion of the Qualified Persons of the Platosa Technical Report, the sample preparation, security, and analytical procedures for all assay data for 2014 to 2018 are adequate to support mineral resource estimation.

Mineral Resources

Refer to “Table 1 – Platosa Deposit – Durango, Mexico” in the “Mineral Resources Estimate” section for quantity, grades and category. Assumptions are outlined in the Notes in the “Mineral Resources Estimate” section.

The following table shows the tonnage mined and metal produced from the Platosa Mine since Q2 2018.

Table 5
Platosa Property Production.

	2020(1)	2019	Q2-Q4 2018
Tonnes Mined – Platosa Property(2)	66,501	74,876	43,691
Ore grades
Silver (g/t)	519	497	503
Lead (%)	5.37	4.82	4.89
Zinc (%)	6.57	6.93	6.49
Metal Production(3)
Silver (oz)	997,690	1,054,029	723,252
Lead (lb)	6,470,637	6,134,888	4,170,800
Zinc (lb)	7,488,825	8,425,221	5,640,737
AgEq (oz)(4)	1,639,310	2,002,036	1,447,014

Notes:

(1)	Production during 2020 was impacted by the Suspension.
(2)	Tonnes mined, including dilution.
(3)	As previously reported in quarterly filings. May be subject to post-period adjustment following settlement with concentrate purchasers.
(4)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Mineral Reserves

There is currently no mineral reserve estimate to report at the Platosa Mine. Excellon does not consider the release of mineral reserves to be appropriate at this time due to the constraints of dewatering in advance of mining and development and the consequent limitation on increasing definition drilling to prepare such reserve estimate. Definition and infill drilling completed to date is satisfactory for mineral resources.

Mining methods

The primary mining method has historically been a modified room and pillar, with the top of the manto being accessed first. For steeply dipping mantos, the area is benched down to a maximum height of 20 metres at which point a sill pillar is established. This process is repeated below the sill pillar until the bottom of the manto is reached. Historically, sill pillars were seldom necessary considering the flat-lying nature of the mantos, although these will become necessary where the mineralized body dips more steeply.

In 2019, the Platosa Mine transitioned the mining method from cut and fill/drift and fill to an overhand cut and bench method (“OCB”) to improve the overall mining cycle efficiency.

Primary stope accesses for the OCB method are driven into the deposit horizontally and subsequent bench cuts are conducted until the sill elevation is reached. A cemented rock fill mat is placed on the sill elevation and the remainder of the stope filled with dry rock fill. The sill pillar above is then long hole drilled and blasted on retreat and mucked with a remote scooptram. It is then filled remotely when the pillar extraction is complete. The sequence has a higher cycle efficiency requiring fewer man-hours to extract the stopes than the previous cut and fill method. Development waste from active headings as well as waste that has been stockpiled underground is used to backfill the stopes.

Historical pillars are being extracted, with previously mined areas supported with cable bolts. Each area is evaluated individually based on the rock quality and economic viability.

The completion of a dewatering project has allowed the Platosa Mine to increase mechanization. Jacklegs have been replaced with jumbos in certain production areas, improving safety and productivity.

Mineralized material is hauled to surface using one 20-tonne haul truck and three 16-tonne haul trucks. The mineralized material is placed at surface at either the low-grade or high-grade stockpile. A wheel loader transfers the material from the stockpiles into the crusher; the material is then crushed to less than 200 millimetres. The crushed material is hauled in 40-tonne covered trucks to Miguel Auza Mill, 220 kilometres away.

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Mineral Processing

The Miguel Auza Mill has been treating silver-, lead-, and zinc-rich CRD mineralization from the Platosa Mine since 2009. The facility was initially designed and constructed to process material from the lower-grade Miguel Auza mine at a rate of 650 tonnes per day with a regrind mill adding an additional 150 tonnes per day of capacity. Modifications were made in 2009 to ensure that the facility would be able to process the higher-grade feed from Platosa; the flotation cells operated at 325 to 350 tonnes per day since that time. The Miguel Auza Mill currently produces two concentrates: a lead-silver and a zinc concentrate.

The Company entered a toll milling arrangement in Q1 2018 with Hecla to process ore from the San Sebastián Mine, 42 kilometres northwest of the Miguel Auza Mill. During Q1 2020, the Company completed processing a 25,000 tonne bulk sample on ore from the San Sebastián Mine. As reported by Hecla, mining at San Sebastián was completed in the third quarter, and milling was completed in the fourth quarter of 2020. Hecla continues to explore the land package around the San Sebastián Mine and will evaluate further mining based on exploration results. The Company continues communications with Hecla in respect of any future restart of mining at San Sebastián.

There are two tailings management facilities (“TMF”) at the Miguel Auza Mill. TMF #1 reached capacity in December 2017 and was decommissioned in October 2018 after having reached its final crest height of 6.52 m and design capacity of approximately 313,000 m3 (~520,000 tonnes) of tailings. Covering of the decommissioned TMF #1 with soil was completed in the fourth quarter of 2018 and re-vegetation was completed in Q4 2019. The facility is now in the post-closure phase and on-going monitoring and maintenance activities are being performed.

TMF #2 will be constructed in five stages as capacity is required. Construction of the Stage 1 starter dam was largely completed by the end of the third quarter of 2017 and consists of a 6-metre centreline embankment with a low permeability core and rockfill shell. First tailings from the concentrator were routed to TMF #2 in the fourth quarter of 2017. The Stage 1 phase of TMF #2 is designed to store approximately 207,000 tonnes of tailings.

The TMF #2 Phase 2 raise has been designed by engineers from a recognized, international consulting firm and construction was completed in Q4 2020. The raise design incorporates evolving international best practice and is a 2.8 metre downstream configuration that includes an upstream low permeability fill zone, an internal filter downstream of the low permeability fill, a downstream granular shell fill and a toe drain. The consulting firm also provided construction quality assurance (“QA”) oversight services. The TMF #2 Phase 2 raise was commissioned in Q4 2020 and will provide storage for an additional 189,000 tonnes of tailings.

The final approved design capacity of TMF #2 is anticipated to be approximately 1.66 million tonnes, representing approximately 19 years of production at an average rate of 300 tonnes of ore per day. The final design crest height of the embankment is 16 metres. A visual inspection and review of both TMF #1 and TMF #2 and the Company’s tailings management practices was conducted by an independent third-party consultant in Q1 2019.

Market Studies

The principal commodities from the Platosa Mine are freely traded at prices that are widely known, so that prospects for sale of any production are virtually assured.

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The concentrates produced from the Platosa Mine deposit are of marketable grade and do not contain any deleterious elements or contaminants which would limit the number of smelters capable of processing the concentrates.

Excellon currently has sales contracts for concentrate in place with Trafigura.

Environmental, Permitting and Social Considerations

Mining at the Platosa Mine is carried out under the permit Planta de beneficio y presa de jales de la Unidad La Platosa (Concentrator and tailings dam of the Platosa Property), which was received in 2008. The permit allowed the construction and operation of both a concentrator and TMF at Platosa. The permit expires in 2023 but can be renewed and requires Excellon to prepare and submit an annual report describing the mining-related activities, including any increases in production.

The environmental approval for Platosa Mine is the Licencia Ambiental Unica (Consolidated Environmental Licence), issued in 2013 by SEMARNAT to regulate emissions from the crushing plant and the storage and disposal of solid and hazardous waste. The permit has no expiration date and must be modified if there are significant changes to emissions or to the generation of hazardous waste. The Consolidated Environmental Licence requires the installation of dust collector (baghouse) facilities in the crushing area at the Platosa Mine; the crushing facility was decommissioned in 2019.

The primary environmental aspect at the Platosa Mine is water discharge and management. Water from the underground workings is considered to be “mining water” under Mexican mining rules. Such discharge is regulated under general mining law and does not require a permit. The discharge water is pumped to a series of holding ponds before being routed by pipeline and open canals to neighbouring properties where it is dispersed by third parties.

A small area of mine-related waste rock is located on surface adjacent to the mine portal; there are no acid drainage-related concerns with this material because of lack of rainfall and the buffering effect of carbonate host rocks.

The Platosa Mine holds additional operating and exploration permits that cover a range of matters and activities regulated under Mexican law; these are listed in Table 5.

Excellon conducts exploration drilling in the near-mine area to locate additional mineralization that could be exploited by the current Platosa Mine. In addition, Excellon is conducting regional exploration on the Platosa Property, outside of the current mine workings. Where it does not own the surface rights, Excellon has permission from surface rights holders to perform exploration activity. SEMARNAT regulates these activities and approves the location of drill sites. Excellon has performed investigations in areas where exploration activities are active to identify any potential environmental components that require special attention. Flora from drill pads are inventoried, harvested and replanted in other areas. The relevant exploration permits are listed in Table 6.

Mineral concentration related activities at the Miguel Auza Mill were approved in the 2005 Approval of Environmental Impact Statement. The approval references other required permits and obliges Excellon to comply with the conditions of all associated permits for it to remain in force. The Miguel Auza Mill holds a number of additional operating permits that cover a range of matters and activities regulated under Mexican law (Table 7).

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Table 6

Permits concerning the Platosa and Evolución Properties.

Permit type	Area included	Effective date	Expiry date	Comments
Resolution of Environmental Impact for TMF and concentrator	Platosa	09/12/2008	09/22/2023
Unified Environmental License	Land disturbance at the Platosa Property	2013	N/A	No expiration date; significant operational changes require modification
Annual operation license	Land disturbance at Platosa Property	06/30/2020	06/30/2021	This license is renewed annually
Operational Annual Schedule	Platosa	4/30/2021	4/30/2022	This license is renewed annually
Environmental Impact Preventative Report	Jaboncillo exploration project	01/28/2019	01/28/2022
Solid waste	Solid waste deposition in Bermejillo municipal landfill	1/22/2021	06/30/2021	This license is renewed every 6 months
Hazardous waste generation	Approval for generation, storage of hazardous waste	2013	N/A	No expiry
Explosives use	Explosives magazine	12/15/2020	01/30/2022	Use permit renewed annually
Explosives	Explosives	12/15/2020	03/30/2021	Purchase permit renewed every three months

Environmental Monitoring at Platosa

Environmental aspects at the Platosa Property are largely overseen by PROFEPA and CONAGUA. Inspections by both agencies take place on a periodic basis: CONAGUA for water-related matters and PROFEPA for a wider range of environmental issues.

Environmental monitoring at the Platosa Property consists of semi-monthly monitoring of water pumped from the underground workings. This monitoring is done by an independent third party at six monitoring locations:

●	Two at-surface pump stations;
●	One on surface at an Excellon-owned ranch; and
●	Three at third-party-owned ranches located east (downgradient) of the Platosa Mine.

Water quality samples are collected by third-parties, are submitted to an independent and qualified third-party laboratory, and are analyzed for a series of elements as required by Mexican regulations. The Company has continued discussions with CONAGUA regarding the management of water that the Company pumps from the Platosa Property. The Company is committed to evaluating how best to manage such water going forward, to support the operations at the Platosa Property and deliver a sustainable benefit to the residents of the surrounding Mapimí region. Water management is critical for the operations at the Platosa Property and though the Company does not currently foresee any material changes to water management, such changes could impact mining operations in the future.

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Air quality monitoring is performed annually at four locations around the perimeter of the facilities at the Platosa Mine. Monitoring is performed by third-parties.

Mineral concentration-related activities at the Miguel Auza Mill were approved in the Approval of Environmental Impact Statement in 2005. The approval references other required permits and obliges Excellon to comply with the conditions of all associated permits to remain in force. The Miguel Auza Mill holds a number of additional operating permits (Table 7) that cover a range of matters and activities regulated under Mexican law. The mine waste permit is currently being revised to incorporate a higher annual tailings production rate.

Table 7

Permits at Miguel Auza Mill.

Permit type	Area included	Effective date	Expiry date	Comments
Environmental Impact Statement/Declaration of Environmental Impact	Concentrator, TMF #1, u/g ramp	09/26/2005	09/01/2026	Renewal processed for an additional ten years in 2016.
	Concentrator, TMF #1, u/g ramp	10/04/2016	10/04/2026
	TMF #2	01/30/2017	01/30/2047
Unified Environmental License	Land disturbance at Miguel Auza	10/25/2013	N/A	No expiration date; significant operational changes require modification
Land disturbance	Land disturbance at Miguel Auza	N/A	N/A	Renewed annually between May 1 and June 30, 2020
Water use	Use of National waters	08/16/1994	08/16/2024
Water discharge	Disposal of used water	01/27/2018	01/27/2028
Air quality/emissions	LAU (Todos los procesos, productos)	10/25/2013	N/A	No expiry – renewed annually
Solid and hazardous waste	Hazardous waste at all areas of the operation	09/22/2011	N/A	No expiry
	Solid waste at all areas of the operations	11/10/2020	11/10/2021	Renewed annually
	Special waste at all areas of the operation	11/10/2020	04/15/2021	Report presented every six months
Mine waste	Mine waste, u/g ramp, tailings	To be determined	New permit will not have an expiry date	Reauthorization is in progress. Draft permit received and being revised.
Chemicals storage and use	Laboratory, concentrator warehouse, office warehouse			General duty permit requiring compliance with SEMARNAT Nom 005.

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Permit type	Area included	Effective date	Expiry date	Comments
Cyanide storage	Warehouse and reagent preparation area	11/27/2016	N/A	No expiry
Explosive use	Explosive magazine	12/31/2020	01/31/2021	No explosives on site. Annual permit was renewed in October 2019 and we continue to send monthly reports to SEDENA indicating no explosives are on site.
Explosive	Explosives	12/31/2020	12/31/2021	Permit to purchase explosives is renewed annually.
Exploration				Geological mapping activities only; permission required prior to drilling.
Closure plan approval	Concentrator, TMF #1, u/g ramp	04/22/2016	N/A	EXN update completed December 2017.
	TMF #2	01/29/2018	N/A	Closure plan and cost estimate for TMF #2 submitted to SEMARNAT 01/29/18.
Financial assurance	TMF #2	03/30/2020	03/29/2021	Preparing update.

Environmental Monitoring at the Miguel Auza Mill

Some of the permits held by the Miguel Auza Mill have ongoing monitoring requirements, primarily those permits that address specific environmental media. The water-use permit requires that water be controlled and that reports be provided to CONAGUA on a quarterly basis. The operation certificate requires that the Miguel Auza Mill prepare and submit an annual report that inventories emissions to air and the quantities of hazardous waste that are generated.

The Miguel Auza Mill has made many process improvements over the past few years to reduce the exposure to workplace hazards and to reduce emissions to the environment; these include placing covers on all conveyors, storing concentrate on a concrete pad, and improving housekeeping. These efforts resulted in the Miguel Auza Mill receiving the Certification of Clean Industry by PROFEPA for achieving Environmental Performance Level 1 in July 2017.

Closure and Rehabilitation

Closure plans are in place for both the Platosa Mine and the Miguel Auza Mill; both plans meet the legal requirements imposed by Mexico and were reviewed and updated in December 2017 by third-party consultants with local experience in mine closure.

Closure at both sites will meet all applicable Mexican legal requirements and the requirements of Excellon’s closure standard, which contains requirements that exceed local legal requirements. The primary activities will consist of the following steps:

●	Demolition of facilities;
●	Disposal of solid and hazardous wastes according to legal requirements;

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●	Regrading and stabilization of land;
●	Proper closure of all portals, ventilation raises;
●	Re-vegetation; and
●	Monitoring of water and air quality and the stability of tailings management facilities for five years post-closure.

Locally derived soil was used to cover TMF #1 to prevent the generation of fugitive dust and to promote sustainable revegetation.

No posting of financial assurance is required for the Platosa Mine. The Miguel Auza Mill has posted a bond of MXN$2,022,000 (approximately US$101,000) financial assurance for the closure of TMF #2. The financial assurance amount is updated annually and is based on data submitted by Excellon; it reflects local costs to close such facilities. Financial assurance is not required for the concentrator area, the ramp at the Miguel Auza Mill, and TMF#1.

Platosa Mine Dewatering System

The dewatering system requires regular monitoring and periodic installation of new underground wells as mining operations deepen and as existing underground wells become less efficient (i.e., the water table deepens beyond a particular pump’s effective depth). Additionally, ongoing monitoring of dispersion of surface water storage and conveyance facilities is necessary to prevent either direct recharge into the aquifer formation or intensive seepage from local holding ponds, both of which were noted as negatively impacting drawdown rates in late 2017.

Optimal mining rates are associated with higher rates of drawdown. Refer to “Risk Factors – Failure to Achieve Production Estimates” below. The Company commenced the second phase of the Optimization Plan (“Optimization Plan Phase 2”) during H2 2017, which is the ordinary course maintenance and expansion of the dewatering system going forward for life of mine and is essential to ensure requisite rates of drawdown and efficient mining practices. Optimization Plan Phase 2 consists of the periodic development of new well bays and the drilling of new wells, with submersible pumps being moved to the new wells as wells at higher elevation begin to lose pumping efficiency and the addition of in-line boosting pumps as required to increase the efficiency of the well pumps. Capital expenditures on Optimization Plan Phase 2 are considered sustaining, primarily relating to well bay development, well drilling and the periodic addition/replacement of existing pump equipment.

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OTHER MINERAL PROJECTS

KILGORE PROJECT, IDAHO, UNITED STATES

The Kilgore Project is a volcanic-and sediment-hosted epithermal gold property located on the northern margin of the eastern Snake River Plain, approximately 5 miles west-northwest of the small rural hamlet of Kilgore, Clark County, Idaho. Excellon has a 100% undivided interest in 788 unpatented Federal lode claims totaling 6,788 hectares on U.S. Forest Service lands. The area is mountainous; relief on the Kilgore property is 2,000 feet (610 metres) at elevations above 6,400 feet (1,950 metres).

The property’s initial discovery and earliest known gold exploration and production work was reported to have been in the 1930s by the Blue Ledge Mining Company. Evidence of Blue Ledge’s activity remains as several collapsed underground adits, prospect pits, a tram car, and an old foundation, though there is no record of gold production from this period. Six different companies have explored the Kilgore property in modern times, beginning with Bear Creek Mining in 1983, followed by Placer Dome U.S., Pegasus, Echo Bay Exploration (Echo Bay), Latitude Minerals, Kilgore Minerals Ltd., and Otis Gold. Each of the companies conducted one or more campaigns of drilling that presently total 296,246 feet (88,873 metres).

The property has excellent three-season access via County and Forest Service gravel roads immediately east of the project, and currently has limited access during winter. Primary electric distribution power is available in Camas Creek Valley south and east of the project and via high voltage transmission lines located in Pleasant Valley 10 miles west of the project. The project is located within the Mud Lake closed basin, runoff within the basin is used for irrigation or it flows to Mud Lake where evaporation and ground water infiltration occur.

The Kilgore deposit is interpreted as being a low sulfidation (LS) epithermal deposit associated with caldera-related volcanic and intrusive activity. The current known resource area is a zone of mineralization approximately 800 metres long, 600 metres wide, and 325 metres deep from ground surface to the maximum inferred mineral resource depth. Mineralized intercepts generally average 40 metres (130 feet) and range up to 100 metres (330 feet) in thickness in the Mine Ridge core and North Target areas. Near surface gold mineralization occurs primarily in rocks of volcanic or subvolcanic origin, including the Tertiary lithic tuff (Tlt) and sub-vertical felsic dikes, dike swarms, and granodioritic bodies that intrude it. These are underlain by sedimentary rocks of the Aspen Formation (Ka), which comprise an additional host of mineralization, one which is characterized by sediment-hosted, low-moderate grade, bulk-mineable type distribution.

Multiple opportunities exist to enhance the project, including significant exploration potential. The Kilgore Project is open for expansion to the north, south and west. Opportunities for step-out drilling exist around the current area of mineralization. Work is underway to improve understanding of the controls on high- grade mineralization and the underlying structural framework of the deposit. These are believed to represent the feeders of the mineralizing system, and to further define the receptive volcanic and sedimentary rock units that make up the bulk of the current resource. These units are open beyond the current resource.

The Company filed an updated plan of operations with the USFS in Q2 2020, and the USFS is now in the process of revising the Kilgore EA accordingly. The Company is informed by the USFS that the process to prepare a revised Kilgore EA and revised Decision Notice (“DN”) will be complete by mid-2021. If the DN is received within that timeframe, the Company could commence drilling in Q3 2021.

Mineral Resources

Refer to “Table 3 – Kilgore Deposit – Idaho, United States” in the “Mineral Resources Estimate” section for quantity, grades and category. Assumptions are outlined in the Notes in the “Mineral Resources Estimate” section.

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OAKLEY PROJECT, IDAHO, UNITED STATES

The Oakley Project hosts gold-silver, epithermal hot spring-type mineralization at two targets: Blue Hill Creek and Cold Creek, and detachment-related gold-silver mineralization at Matrix Creek. The Blue Hill Creek resource is hosted in rocks of the Tertiary Salt Lake Formation within a northwest-trending Tertiary graben that is part of a north trending, five-mile-long by one-mile–wide zone of low-sulphidation, hot spring-type gold occurrences along the western margin of the Albion Mountains.

Matrix Creek is located 1.5 km southeast of the Blue Hill Creek resource. The black matrix breccia (“BMB”) mineralization at Matrix Creek is distinctive from the epithermal mineralization at Blue Hill Creek in terms of style, host rock lithology and structural controls, however, both occur within the Tertiary graben setting. The BMB from outcrop section observations is at least 12 metres thick and consists of quartzite fragments in a black to dark-grey matrix of fine-grained quartz and pyrite. The host rocks are part of a lower Paleozoic package of quartzite and limestone that occurs throughout eastern Nevada, western Utah, and southern Idaho.

In March 2020, a definitive option agreement (the “Oakley Agreement”) was executed by Centerra Gold Inc. (“Centerra”) to earn up to a 70% interest in the Oakley Property (the “Oakley Project”) in exchange for total exploration expenditures of US$7,000,000 and cash payments of US$550,000 over a 6-year period, the terms of which includes:

●	Centerra can earn a 51% interest in Oakley (the “First Option”) by incurring US$4,500,000 in exploration expenditures and by making cash payments of US$250,000 over a three-year period as follows:

	○	Cash payment of US$75,000 (received) on signing and commitment to spend a minimum of US$500,000 (complete) on exploration expenditures in Year One;
	○	Cash payment of US$75,000 (received) and US$1,500,000 in exploration expenditures in Year Two; and
	○	Cash payment of US$100,000 and US$2,500,000 in exploration expenditures in Year Three.

Centerra will then have an option to acquire a further 19% of the Oakley Project, for a total of 70% (the “Second Option”), by incurring an additional US$3,000,000 in exploration expenditures and making a cash payment of US$300,000 over three years.

Subsequent to either the First Option or the Second Option, at Centerra’s option, the parties shall form a joint venture and fund expenditures going forward on a pro rata basis. Should Excellon’s interest fall below 10% during the joint venture, that interest will automatically convert to a 2% net smelter return royalty that is not subject to a buyback provision.

Mineral Resources

Refer to “Table 4 – Oakley Deposit – Idaho, United States” in the “Mineral Resources Estimate” section for quantity, grades and category. Assumptions are outlined in the Notes in the “Mineral Resources Estimate” section.

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EVOLUCIÓN PROJECT, ZACATECAS, MEXICO

The Evolución Property covers 45,000 hectares, comprising 22 mineral concessions, and 35 kilometres of strike in one of the world’s premier silver districts. It is an intermediate stage polymetallic silver-zinc-lead-gold exploration project located in northern Zacatecas State on the high plateau of central Mexico, and surrounds and extends northwest of the town of Miguel Auza. The closest international airport is located in Torreón, Coahuila. The Evolución Property is approximately 200 kilometres by road south of Torreón. It can be reached via the highway system for a total travel time of approximately 2.5 hours. Toll Highway 40 south connects Cuencamé to Torreón, then paved Highway 49 is taken southsoutheast to Miguel Auza.

Mineralization in the Evolución region is hosted in epithermal quartz veins typical of the Fresnillo silver belt, most proximally at Hecla Mining Company’s San Sebastián Mine, 42 kilometres to the northwest and along strike from Evolución. Mining was historically undertaken on the Calvario Vein and via multiple shafts along the structures being tested as part of this program.

The Evolución Property is underlain by the upper Cretaceous Caracol Formation, which locally consists of a thick sequence of interbedded mudstone, siltstone, and lesser sandstones. Several small intrusive bodies of unknown age are present on the property, including a monzonite porphyry stock in the Miguel Auza area, and a smaller monzonitic stock that has been identified between the villages of Miguel Auza and Juan Aldama. Additional rhyolitic intrusions have been characterized to the east of Juan Aldama. Andesite and lamprophyre dykes occur proximal to areas of past historical production.

The Evolución Property includes a mineral processing facility, which the Company utilizes to process ore from the Platosa Mine. The mineral processing facility currently has capacity of 800 tonnes per day (“tpd”), with a 650 tpd ball mill in operation and a second, 150 tpd ball mill on standby, with opportunities available for further expansion. Ample capacity remains available to process increased Platosa Mine production and potential new discoveries at either Platosa or Evolución, along with toll milling opportunities.

Mineral Resources

Refer to “Table 2 – Evolución Deposit – Zacatecas, Mexico” in the “Mineral Resources Estimate” section for quantity, grades and category. Assumptions are outlined in the Notes in the “Mineral Resources Estimate” section.

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SILVER CITY PROJECT, SAXONY, GERMANY

The Silver City Project is comprised of the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licenses amounting to the approximately 340 km2 silver district in Saxony, Germany. It is situated west of the city of Freiberg (30 km southwest of Dresden) in the historic Freiberg mining district. The exploration licenses and surrounding area have a long and rich history of silver mining with numerous historic mining camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths seldom exceeding 200 metres below surface.

Located along the western edge of the Erzgiberge terrain, the terrain is an erosional window of Variscan basement rocks exposed due to uplifting of the terrain during the Cenozoic period. A large number of hydrothermal veins have been emplaced into this terrain. These veins are typically sub-vertical and host predominantly silver and base metal rich deposits associated with Permian magmatic activity. In the Bräunsdorf district in particular, polymetallic veins are hosted within mica schist units, parallel to the tectonic contacts along a gneiss unit.

The area’s long history of mining dates back to the 12th century. Similar to the gold rush in North America, the silver rush in Europe originated in the ore mountains of Saxony, which were the source of wealth and power for the Saxon monarchy. Mining continued until the 19th century and ceased when Germany abandoned the silver standard after the Franco-Prussian war and as the depth of mining operations became difficult with the methods then being employed. Sporadic silver mining continued in 1880’s, but ultimately ceased in 1969 due to economic, political and technological limitations.

The area is home to the Freiberg University of Mining and Technology (TU Bergekademie Freiberg), on of the oldest universities of mining and metallurgy in the world and the Helmholtz Institute Freiberg, which specializes in a broad array of innovative mining technologies. The Institute was founded in 2011 by the federal government of Germany to align the country’s mineral history with a new national strategy on raw materials. Currently, both the Saxon and German governments are proactively attracting mining investment and research through affiliations with several technology and mining institutes and transparent and collaborative mining law process.

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risk factors

An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the many risk factors facing companies in the mining industry that could materially affect the Company. Certain of such risks are:

Fluctuation of Metal Prices

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals contained in a deposit will be such that the Company’s properties can be mined at a profit. The Company is particularly exposed to the risk of movement in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company’s policy is not to hedge its exposure to silver.

No Assurance of Profitability

The Company has a limited history of earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the anticipated cash flow generated by the Company’s mining activities at the Platosa Property or through the sale of its equity shares, short-term high-cost borrowing, or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through cash flow from mining operations, further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Resource Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Dependence on Operations in Mexico

The Company’s operations at the Platosa Mine and the Miguel Auza Mill in Mexico is expected to account for all of the Company’s production in 2021 and will continue to account for all of the Company’s commercial production until such time as any other potential mines on the Company’s properties are developed and placed into commercial production, or the Company makes an acquisition of a producing mine. Any adverse condition affecting mining or milling conditions at the Platosa Mine or the Miguel Auza Mill could be expected to have a material adverse effect on the Company’s financial performance and results of operations. The Company also anticipates using revenue generated by its operations at the Platosa Mine to finance a substantial portion of the capital expenditures required for its exploration activities. Unless the Company can successfully develop and bring into production other mineral projects on its existing properties or otherwise acquire mineral-producing assets, the Company will be dependent on the Platosa Mine for revenue. Further, there can be no assurance that the Company’s current exploration and development programs at its projects will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Failure to Achieve Production Estimates

Estimates of future production from the Platosa Mine operations as a whole are derived from a mine plan prepared by the engineering staff at the Platosa Mine on an annual basis and adjusted during the year to reflect conditions encountered during underground development and mining activities. These plans are reviewed by senior management and are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The mine plan has been developed based on, among other things, mining experience, Mineral Resource estimates, assumptions regarding ground conditions and physical characteristics of the mineralization at the Platosa Mine (such as hardness, specific gravity and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.

Actual production may vary from estimates for a variety of reasons, including, but not limited to, the risks and hazards of the types discussed above, and as set out below:

●	actual ore mined varying from estimates in grade, tonnage and metallurgical recoveries and other characteristics;
●	mining dilution;
●	excessive water encountered during mine development and production;
●	the inability to effectively or efficiently implement Optimization Plan Phase 2, as further described in “Description of the Optimization Plan” above, resulting in delayed or economically unfeasible development and/or operating conditions, including the inability to maintain the required draw down pumping rate of water for sustained mining operations;
●	ramp wall failures or cave-ins;
●	ventilation and adverse temperature levels underground;
●	industrial accidents;
●	equipment failures;
●	natural phenomena such as inclement weather conditions, floods, blizzards, polar vortexes, droughts, rockslides and earthquakes;
●	encountering unusual or unexpected geological conditions;

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●	changes in power costs and potential power shortages including, but not limited to, those changes resulting from:

○ inclement weather (such as the recent polar vortex in the American southwest during Q1 2021);
○ the reliance on natural gas power generation at operations; and
○ the limited possibility to economically hedge the cost of power or install sufficient back-up generators;

●	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
●	restrictions imposed by government agencies;
●	labour shortages or strikes;
●	civil disobedience and protests; and
●	inability to find and retain qualified personnel.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to the Company’s property or the property of others, environmental damage, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.

Failure to achieve estimates or material increases in costs

The Company prepares budgets and estimates of cash costs and capital costs of production for its operations and the main costs relate to material costs, workforce and contractor costs, energy costs and closure and reclamation costs. As a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, operations may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour issues, labour shortages, strikes or community blockades. Operational costs may also be affected by a variety of factors, including changing waste-to-ore ratios, ore grade metallurgy, labour costs, cost of commodities, general inflationary pressures and currency exchange rates. In late 2018 the Company experienced a significant increase in the price of electricity in Mexico. Additionally, a polar vortex in the American southwest affected energy infrastructure in south Texas which led to supply shocks and record-high natural gas prices. These increases had a materially negative impact on the Company’s profitability during 2018 and into 2019 and again in early 2021. Additionally, in 2019, smelter treatment charges for the lead and zinc concentrates produced by the Company increased materially, particularly those in respect of zinc. These increases had a materially negative impact on the Company’s net revenues during 2019 and into 2020. Many of these factors are beyond the Company’s control.

Uncertainty of Resource Estimates

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, Mineral Resources, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the Mineral Resource estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

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The Mineral Resource estimates in respect of the Company’s property are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from limited information acquired through drilling, sampling, and, in some cases, through underground exploration and mining, and may require revisions based on further exploration and development work. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized, that Mineral Resources will ever be updated to Mineral Reserves, or that an identified Mineral Resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The grade of mineralization actually recovered may differ materially and adversely from the estimated average grades in the resource estimate. Future production could differ dramatically from resource estimates for, among others, the following reasons:

●	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
●	increases in operating mining costs and processing costs could adversely affect Mineral Resources;
●	the grade of the Mineral Resources may vary significantly from time to time and there is no assurance that any particular level of silver, lead or zinc may be recovered from the Mineral Resources; and
●	declines in the market price of silver, lead or zinc may render the mining of some or all of the Mineral Resources uneconomic.

Any of these factors may require the Company to reduce its Mineral Resource estimates or increase its cost estimates. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company’s profitability. Should the market price of metals fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

No Defined Mineral Reserves

The Company has not defined any Mineral Reserves on its concessions at the Platosa Property or any of its other properties and there can be no assurance that any of the concessions under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that the Company will be able to exploit the resources or, if the Company is able to exploit them, that it will do so on a profitable basis. Substantial expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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Epidemic and Pandemic Diseases

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). As at the date hereof, global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID-19 has resulted in a widespread global health crisis that could adversely affect global economies and financial markets, resulting in a protracted economic downturn that could have an adverse effect on the Company’s future prospects.

In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel, restrictions to the Company’s mining and processing operations, restrictions on its exploration and drilling programs and the slowdown or temporary suspension of operations at some or all of the Company’s properties. Any such disruptions or closures could have a material adverse effect on the Company’s business. In addition, parties with whom the Company does business or upon whom the Company is reliant may also be adversely impacted by the COVID-19 crisis, which may in turn cause further disruption to the Company’s business. Any long-term closures or suspensions may also result in a loss of personnel or the workforce in general, as employees seek employment elsewhere. The impact of COVID-19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

The COVID-19 pandemic has already had a direct impact on the Company’s operations and business as a result of the Suspension. Although the Company has resumed operations, the extent to which the pandemic may impact the Company’s operations in the future is highly uncertain and cannot be predicted with confidence. These uncertainties include, but are not limited to, the duration of the outbreak and the impact of COVID-19 on the Company’s work force, including potential absenteeism and future government response measures to control COVID-19 such as safety protocols or suspensions of operations. These uncertainties and others could have further material adverse effects on the Company’s revenues, financial condition or its ability to meet production targets.

The Company is Dependent on Its Workforce at the Platosa Property and is Therefore Sensitive to Labour Disruptions

The Company is dependent on its workforce at its material producing property and mill operations in Mexico. The Company endeavours to maintain good relations with its workforce to minimize the possibility of strikes, lockouts and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

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The Company’s employees are represented by a labour union under a collective labour agreement. Although the Company has reached an agreement in 2020, it may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings.

Surface Rights and Access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.

The Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary. The plaintiffs also alleged at trial, for the first time, that the Platosa Mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question. Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling, including further appeal. The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

There can be no guarantee that, despite having the right at law to access the surface and carry-on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Legal Proceedings

The Company may be subject to regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with claims that have no merit. Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. Nevertheless, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. See “Legal Proceedings and Regulatory Actions”.

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Enforcement of Legal Rights

The Company’s material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Company’s directors, management personnel and experts are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, in the event a dispute arises from the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

Security Considerations

Certain of the Company’s operations are located in Mexico, in the states of Durango and Zacatecas. Criminal activities in either region may disrupt operations, prevent the Company from hiring qualified personnel or impair the Company’s ability to access sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. These risks may result in serious adverse consequences including, among other things, personal injury, crime related activity and disturbances, and damage or theft of Company property. Given the importance of operations in Durango and Zacatecas for the Company, such events resulting from criminal activity could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition, and make it more difficult for the Company to obtain any necessary financing. Although the Company has developed procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts are able to effectively mitigate risks and safeguard personnel and Company property effectively.

In advance of the change in federal government in Mexico in December 2018, the Company recognized a deterioration in security around Miguel Auza, the location of the Company’s processing facility, including threats to certain of the Company’s employees. A preliminary investigation of these threats uncovered multiple schemes involving the theft of concentrate by criminal elements while in transit from Miguel Auza to Manzanillo from 2016 to October 2018. The Company retained experienced consultants to assist with investigations and developed an action plan to enhance the security footprint at the Platosa Mine and the Miguel Auza Mill and strengthen internal procedures. Additionally, the Company continues to work with Mexican authorities to improve security regionally around the Miguel Auza Mill. The underlying security situation in the area appears to have calmed. Nevertheless, the Company remains vigilant to protect the safety of its employees and contractors and to ensure its business is not further impacted.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities, including the approval of environmental assessments from regulatory bodies. The Company currently has all permits and licences that it believes are necessary to carry out its current exploration, development and mining operations at the Platosa Mine and the Miguel Auza Mill. The Company requires various permits and licences for its operations or proposed operations at the Company’s other projects including, without limitation the Kilgore Project, some of which are pending and there can be no assurance that they will be granted. The Company may require additional licences or permits in the future and there can be no assurance that the Company will be able to obtain all such additional licenses and permits. In addition, there can be no assurance that any existing licences and permits will be renewable if and when required or that such existing licences and permits will not be revoked.

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Mining Industry is Intensely Competitive

The Company’s business is the acquisition, exploration, development, and exploitation of mineral properties. The mining industry is intensely competitive, and the Company competes with other companies that have far greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company’s business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

Government Regulation

Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, health and safety, and employment standards. As indicated above, the Company requires permits and licenses from a variety of governmental authorities. The Company’s mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in policies affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes and by exchange controls and currency fluctuations. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of its properties, including those with respect to unpatented mining claims. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Environmental Matters

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted, and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

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Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Decommissioning and Site Rehabilitation Costs

During the year ended December 31, 2020, the Company re-assessed its reclamation costs at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is MXN$32.5 million (US$1.6 million) of which MXN$15.5 million (US$0.8 million) relates to the Platosa Mine and MXN$17.0 million (US$0.8 million) relates to the Miguel Auza mill. The present value of the total discounted obligation is MXN$31 million (US$1.6 million) of which MXN$14.8 million (US$0.7 million) relates to the Platosa Mine and MXN$16.2 million (US$0.8 million) relates to the Miguel Auza mill.

Key financial assumptions used in the above estimate include an annual discount rate of 4.7%, Mexican inflation rate and the life of mine of approximately four years.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Foreign Countries and Regulatory Requirement

The Company’s projects and interests are located in Mexico, the United States and Germany, where mineral exploration and mining activities may be affected in varying degrees by political instability, economic conditions, expropriation or nationalization of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in these countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

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Risks Relating to the Company’s Status as a “Foreign Private Issuer” Under U.S. Securities Laws

The Company is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Status as a Foreign Private Issuer Under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multijurisdictional Disclosure System (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

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Risks Relating to the Company’s Status as an “Emerging Growth Company” Under U.S. Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

Compliance with Anti-Corruption Laws

The Company’s operations are governed by, and involve interaction with, many levels of government in Mexico, the United States and Germany. The Company is subject to various anti-corruption laws and regulations such as the Corruption of Foreign Public Officials Act in Canada and the Foreign Corrupt Practices Act of 1977 in the United States, which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Platosa Mine and Miguel Auza Mill are located in Mexico and, according to Transparency International, Mexico is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

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Dependence upon Others and Key Personnel

The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including the ability to produce minerals; the ability to attract and retain additional key personnel in sales, marketing, technical support and finance; and the ability and the operating resources to develop and maintain the properties held by the Company. The Company hires employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

Internal Control System Failure

For the year ended December 31, 2018, management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2018, the Company’s ICFR was not effective as a result of the material weaknesses surrounding the concentrate theft in Q1 2019. The Company has since made significant progress in the design, implementation and testing of its internal controls and processes around security, metals inventory and revenues, and management has concluded that, as of December 31, 2020, the earlier material weaknesses in the ICFR have been remediated. If the Company fails to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of its financial reporting may be adversely affected, which could cause investors to lose confidence in the Company’s reported financial information and may lead to a decline in the trading price of the Common Shares. For more information, see the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in the MD&A.

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Failure of Information Systems

The Company’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Company have entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and mining operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing its IT systems and software, the risk of a cyber security incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

In addition, targeted attacks on the Company’s systems (or on systems of third parties that the Company relies on), failure or non-availability of a key IT system or a breach of security measures designed to protect the Company’s IT systems could result in disruptions to its operations through delays or the corruption and destructions of its data, extensive personal injury, property damage, loss of confidential information or financial or reputational risks. There can be no assurance that the Company’s ability to monitor for or mitigate cybersecurity risks will be fully effective, and the Company may fail to identify cybersecurity breaches or discover them in a timely way.

Currency Fluctuations

The Company maintains its accounts in Canadian, US dollars and Mexican pesos. The Company’s operations are in Mexico, the United States and Germany and some of its payment commitments and exploration expenditures under the various agreements governing its rights to the Platosa and Evolución Properties and in respect of the Kilgore Project are denominated in US dollars, making these rights subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results. The Company currently engages in hedging or price protection programs to manage such risk.

Price Fluctuations and Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

Liquidity and Financing Risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The primary source of funds available to the Company has been cash flow generated by the Platosa Mine and equity and debt financings. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, to support its exploration plans, and to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

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As at December 31, 2020, the Company had outstanding accounts payable excluding accrued liabilities, which are due within 90 days or less.

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalent. Management believes the credit risk on cash and cash equivalents is low as the Company’s cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its customers, which is a large multi-national corporation operating in the mining and oil & gas industries. Accounts receivable are subject to normal industry credit risks and are considered low.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Conflicts of Interest

Certain directors and officers are directors and/or officers of other mineral exploration companies and as such may, in certain circumstances, have a conflict of interest, if any, which arise will be subject to and governed by procedures prescribed by the Company’s governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

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Dividends

The Company currently intends to retain future earnings, if any, to finance the growth and development of its business. During the last three fiscal years ended December 31, 2020, the Company did not pay any dividends. The Company does not currently have any intention to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares of which 32,338,590 Common Shares were issued and outstanding as at December 31, 2020. The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders with each Common Share entitling the holder to one vote on all matters voted on by shareholders, including the election of directors. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its debts as they become due in the ordinary course of business. In the event of the dissolution, liquidation, or winding up of Excellon, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Excellon’s indebtedness.

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MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on the TSX (in Canada) and the NYSE American (in the United States) under the symbol “EXN”. The table set out below presents, on a monthly basis and adjusted for the Consolidation, the high and low sale prices for the Common Shares and trading volume on both the TSX (and alternative trading systems) and NYSE American during the fiscal period ended December 31, 2020.

	Common Shares on the TSX			Common Shares on the NYSE American
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)

January	5.40	4.20	565,901	-	-	-
February	4.45	2.40	1,467,343	-	-	-
March	3.25	1.55	1,791,423	-	-	-
April	3.35	2.45	1,501,197	-	-	-
May	4.35	2.20	3,494,486	-	-	-
June	4.90	3.10	2,904,619	-	-	-
July	6.05	4.10	3,698,178	-	-	-
August	6.15	4.30	3,241,555	-	-	-
September	5.75	3.66	2,261,138	3.30	2.47	288,754
October	4.04	3.00	2,079,944	3.34	2.26	1,031,267
November	4.06	2.89	2,023,491	3.25	2.20	988,714
December	3.93	2.88	2,451,305	3.08	2.22	1,132,647

Prior sales

The following table sets out warrants, Options, DSUs and RSUs issued by the Company during the fiscal year ended December 31, 2020 (adjusted for the Consolidation).

Date of Issuance	Number of Securities Issued		Type of Security(1)	Issue/Exercise Price (C$)(2)
January 1, 2020	19,418		RSUs	5.20
April 22, 2020	531,895	(3)	Options	3.30
April 22, 2020	305,060	(3)	Warrants	3.30
April 24, 2020	329,000		Options	3.05
April 24, 2020	32,091		RSUs	3.05
April 24, 2020	53,671		DSUs	3.05
June 3, 2020	10,000		Options	4.50
June 30, 2020	40,000		Options	4.00
June 30, 2020	199,000		RSUs	4.15
June 30, 2020	95,000		DSUs	4.15
July 1, 2020	16,678		DSUs	4.15
July 1, 2020	6,513		RSUs	4.15
July 31, 2020	1,143,428	(4)	Warrants	5.75
August 31, 2020	4,000		Options	4.80
August 31, 2020	4,000		RSUs	4.85
September 18, 2020	30,000		RSUs	4.77
September 18, 2020	30,000		Options	4.77
October 1, 2020	30,154		DSUs	4.04
October 1, 2020	6,329		RSUs	4.04
October 19, 2020	30,000		RSUs	3.58
October 19, 2020	30,000		Options	3.69
November 18, 2020	10,000		RSUs	3.59
November 19, 2020	15,000		Options	3.54
December 18, 2020	12,500		Options	3.82
December 31, 2020	21,760		DSUs	3.79

(1)	Options either have a five-year term vesting 1/3rd on the date of grant and 1/3rd on the first and second anniversaries, respectively, or a three-year term vesting 1/4th on the date of grant and 1/4th on the 6, 12 and 18 month anniversaries, respectively.
(2)	For RSUs and DSUs, the prices are based on the price of Common Shares on the date of issuance. For Options and warrants, the prices are based on the exercise prices.
(3)	As a result of the acquisition of Otis Gold, Options and Company warrants were issued to replace Otis Gold options and warrants held by employees, contractors or directors of Otis Gold, as the case may be. The exercise price of the Options and Company warrants are based on the weighted average exercise price of such securities.
(4)	Warrants issued pursuant to the 2020 Debentures, representing the right to acquire an additional Common Share at a price of C$5.75 (adjusted for the Consolidation) on or before July 30, 2023.

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DIRECTORS AND OFFICERS

The names, provinces and country of residence, period during which each has served as a director where applicable, positions held with the Company and principal occupation for the past five years of the directors and executive officers are as set out below. The term of office of each current director will expire at the next annual meeting or when his or her successor is duly elected or appointed. The directors who are members of the Company’s Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, Corporate Responsibility & Technical Committee and Special Opportunities Committee are noted below.

Name, Province and Country of Residence and Position with the Company	Director/Officer since	Principal occupation and/or Prior occupations

André Y. Fortier(1)(2)(3) Chairman and Director Quebec, Canada	March 16, 2005	Corporate Director. Former SVP of Noranda, CEO of Kerr Addison Mines, and Campbell Resources. Former Chairman of Conseil de Patronat du Québec.

Dr. Laurie Curtis(2)(4)(5) Director Ontario, Canada	December 15, 2016	Professional Geologist and former Research Mining Analyst for Clarus Securities from 2011-2013 and VP Senior Analyst Global Resources for Dundee Capital Markets from 2013-2015. Founder, Director and CEO of Intrepid Minerals Corp. and Intrepid Mines from 1995-2008. Formerly a Director of Eastmain Resources Inc., Wheaton River Minerals Ltd, High River Gold Mines Ltd and Breakwater Resources.

Andrew Farncomb(1)(2)(3)(5) Director Ontario, Canada	December 15, 2017	Founder of Cairn Merchant Partners LP, a merchant bank focused on advisory and principal investing. Founder, director and Senior Vice President of Contact Gold Corp., an advanced stage Nevada gold exploration company, founder and director of CMCO Fund, a seniors’ focused healthcare fund and founder and director of CRO Fund, a quick service restaurant consolidator fund. Currently a director of Northern Superior Resources Ltd., Canterra Minerals Ltd. and a board member and Chair of the Investment Committee at the Flavelle Family Foundation. Mr. Farncomb was formerly a Partner and Investment Banking professional at Paradigm Capital Inc.

Anna Ladd-Kruger Director British Columbia, Canada	October 1, 2020	Currently CFO of McEwen Mining Inc. Prior to joining McEwen, Ms. Ladd-Kruger was the CFO & VP Corporate Development at Excellon, and prior thereto Chief Financial Officer of Trevali Mining Corporation. Ms. Ladd-Kruger currently sits on the board of Integra Resources Corp and was previously a director of District Metals Corp. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen’s University and the University of British Columbia.

Craig Lindsay(1) Director British Columbia, Canada	April 23, 2020	Mr. Lindsay was the former President and CEO of Otis Gold Corp. until its sale to Excellon in 2020, the former President and CEO of Magnum Uranium Corp. until its sale to Energy Fuels Inc. in 2009 and prior thereto was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. He is currently a Director of VR Resources Ltd., Electric Royalties Ltd., Alianza Minerals Ltd. and Philippine Metals Inc. Mr. Lindsay has a Bachelor of Commerce (Finance) from UBC (1989), an MBA (Finance and International Business) from Dalhousie University (1993) and is a Chartered Financial Analyst.

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Name, Province and Country of Residence and Position with the Company	Director/Officer since	Principal occupation and/or Prior occupations

Roger Norwich(3)(4) Director Channel Islands, United Kingdom	April 23, 2020	Dr. Norwich was a previous director of Otis Gold Corp. and was a founding Director of Mexican Silver Mines Ltd., which completed a merger with Rio Alto Mining Limited in 2009 where he remained an independent director until 2014. He is currently an independent director of Asante Gold, Chairman of Mexican Renewable Energy and an independent director of Optitune OY. He holds degrees in Archaeology & Geology from Manchester University in England and also holds MB, and ChB degrees in Medicine.

Michael Timmins(1)(4)(5) Director Ontario, Canada	April 23, 2020	Mr. Timmins is the current President & CEO of Fury Gold Mines and was formerly CEO and Director of Trillium Mining Corp. and Vice-President, Corporate Development for Agnico Eagle Mines Limited. During his tenure at Agnico Eagle, Mr. Timmins participated in the construction and commissioning of the Kittila Mine in Finland and lead several key acquisitions, most notably the acquisition of Osisko Mining Corporation in 2014 for C$3.9 billion. Prior to working at Agnico Eagle, he worked in various operational capacities in the Red Lake camp for Placer Dome.

Brendan Cahill Director, President & Chief Executive Officer Ontario, Canada	July 23, 2012 (director since April 30, 2013)	President of the Company since October 2012 and Chief Executive Officer since March 2013; previously Executive Vice President from July 2012. Former Vice President Corporate Development and Corporate Secretary of Pelangio Exploration Inc. (until July 2012). Director of Group Eleven Resources Corp. and Kore Mining Ltd. Member of the Transplant Cabinet at the University Health Network and a member of the Law Society of Ontario.

Alfred Colas Chief Financial Officer Ontario, Canada	October 19, 2020	Mr. Colas was previously the CFO of Arch Corporation, a Toronto-based private-equity investment firm and asset manager. Mr. Colas joined the founder at start-up and led the establishment of a subsidiary in the Dubai International Financial Centre. Mr. Colas has over 18 years of progressive experience in the mining industry, most recently as VP and CFO of First Nickel, a TSX-listed junior nickel and copper producer, and Controller of Rainy River Resources, a junior gold exploration company. He also spent 13 years at Barrick, including three years as the financial head of Barrick’s Veladero Mine. Mr. Colas sits on the board of a housing corporation affiliated with the University of Toronto.

Paul Keller Chief Operating Officer Ontario, Canada	September 21, 2020	Paul Keller was most recently Senior VP Major Projects and COO of Trevali Mining, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Mr. Keller led the development of Trevali’s Canadian and Peruvian projects from permitting through development to operation. He was also instrumental in business optimization and capital growth projects at Trevali’s African operations. He has been COO of several junior mining companies and worked in various management roles at Barrick’s Hemlo Mine in operations, engineering and maintenance after beginning his career with Rio Algom Limited.

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Name, Province and Country of Residence and Position with the Company	Director/Officer since	Principal occupation and/or Prior occupations

Ben Pullinger Senior Vice President Geology & Corporate Development Ontario, Canada	September 12, 2016	Previously, Vice President Exploration at Roxgold Inc. (Sept. 2012-September 2016), Mining Analyst at Tollcross Securities Inc. (Jan.-Nov. 2012) and Senior Project Geologist at Pelangio Exploration Inc. (Feb. 2008-Jan. 2012). Director of Orford Mining Corporation.

Ronald Marino Vice President Finance Ontario, Canada	May 10, 2017	Over 18 years of experience working in the mining industry in Latin America.

(1)	Member of the Audit Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Responsibility & Technical Committee
(5)	Special Opportunities Committee

Based on the disclosure available on the System for Electronic Disclosure by Insiders and confirmation by Management, as of March 30, 2021, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,133,932 Common Shares, representing approximately 3.5% of the issued and outstanding Common Shares.

Cease Trade Orders

To the best of the Company’s knowledge, none of the directors or executive officers of the Company is, as at the date of this AIF, or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in any case that was in effect for more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of the Company’s knowledge, except as noted below, none of the directors or executive officers of the Company, or shareholders holding sufficient Common Shares to materially affect the control of the Company is, as at the date of this AIF, or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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Penalties and Sanctions

None of the directors or executive officers of the Company or, to the Company’s best knowledge, shareholders holding sufficient Common Shares to materially affect the control of the Company is, as at the date of this AIF, or has been within 10 years before the date hereof, subject to:

(i)	any penalties or sanctions proposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the knowledge of the Company, no director or officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries except to the extent that certain officers and directors of the Company also act as officers and directors of other corporations active in mining and exploration, which may compete with the Company for business opportunities. Such directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Audit Committee’s Charter

The purpose of the Company’s Audit Committee is to provide assistance to the Board in fulfilling its responsibilities with respect to matters involving the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. A copy of the Company’s Audit Committee Charter is attached as Schedule “A” and is available on the Company’s website at www.excellonresources.com.

Composition of the Audit Committee

The members of the Audit Committee are Andrew Farncomb (Chairperson), André Fortier and Michael Timmins. All current members of the Audit Committee meet the independence criteria set out in National Instrument 52-110 – Audit Committees (“NI 52-110”).

Based on information provided by each director, the Board determined that all members of the Audit Committee are “financially literate” as that term is defined in NI 52-110.

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of Audit Committee responsibilities is described below:

Andrew Farncomb: Mr. Farncomb is a founder of Cairn Merchant Partners LP, a merchant bank focused on advisory and principal investing. He has extensive experience advising public and private companies on mergers, acquisitions and financing transactions. He is a founder and director of Contact Gold Corp., an advanced stage Nevada gold exploration company, founder and director of Cairn Memory Care Fund GP, a residential dementia care business, a board member of several other TSX Venture Exchange listed companies and a board member and Chair of the Investment Committee at the Flavelle Family Foundation. Mr. Farncomb was formerly a Partner and Investment Banking professional at Paradigm Capital Inc., a Canadian investment dealer, and graduated from Smith School of Business at Queen’s University with a Bachelor of Commerce (Honours) degree.

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André Fortier: Mr. Fortier obtained his law degree in 1964 and was admitted to the Barreau du Québec in June 1965. He held various increasingly senior positions at Noranda and in 1989 was appointed as Senior Vice-President of Noranda, responsible for the strategic positioning of Noranda in Québec. In July 1991, he became President and Chief Executive Officer of Kerr Addison Mines Limited, a Noranda affiliated company. In 1993, he became President and CEO of a predecessor company to Cambell Resources Inc. of which he remained President until December 2009. He is a member of the Board of Excellon Resources Inc. and Ferrinov Inc. Mr. Fortier was Chairman of the Board of the Conseil du Patronat du Québec from June 1998 to June 2002 and is an Honorary Member of the foundation de l’Université Laval, having served as its Chairman from September 1997 to September 1999.

Michael Timmins: Mr. Timmins is the current President & CEO of Fury Gold Mines and was formerly CEO and Director of Trillium Mining Corp. and Vice-President, Corporate Development for Agnico Eagle Mines Limited. During his tenure at Agnico Eagle, Mr. Timmins participated in the construction and commissioning of the Kittila Mine in Finland and lead several key acquisitions, most notably the acquisition of Osisko Mining Corporation in 2014 for C$3.9 billion. Prior to working at Agnico Eagle, he worked in various operational capacities in the Red Lake camp for Placer Dome. Mr. Timmins is a graduate of Queen’s University (MBA), the University of British Columbia (M.Sc.) and Bishop’s University (B.Sc.).

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has a practice of pre-approving audit and non-audit services provided by the independent auditor. The Committee has delegated to its Chair, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the independent auditor. All such pre-approvals shall be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

External Auditor Service Fees

The fees billed by the Company’s auditor in each of the last two fiscal years are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Audit Fees(1)	US$357,205	US$284,958
Audit Related Fees(2)	US$57,482	US$71,049
Tax Fees(3)	US$73,147	US$27,750
All Other Fees	US$2,248	-
Total	US$490,082	US$383,757

(1)	The aggregate audit fees billed in connection with statutory and regulatory filings, principally for the audit of the annual financial statements.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audits or reviewing the Company’s financial statements and are not included under “Audit Fees”.
(3)	The aggregate fees billed for services related to tax compliance, tax advice and tax planning, including tax return preparation and other compliance matters.

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LEGAL PROCEEDINGS and Regulatory actions

Other than as disclosed herein, management is not aware of any material litigation matters involving the Company outstanding as of the date hereof.

A subsidiary of the Company is party to an action by a claimant seeking damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of US$2,500 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500,000.

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to Excellon’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine even though San Pedro was under no contractual obligation to put the mine into production. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production, predominantly for the Miguel Auza Mine not being in operation. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law.

During the fiscal year ended December 31, 2020, the Company was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or
(c)	any settlement agreements entered into with a court relating to securities legislation or with a securities regulatory authority.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors or executive officers of the Company and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Common Shares or any of their respective associates or affiliates, has or has had a material interest, direct or indirect, in any material transaction, whether proposed or concluded, which had, or may have, a material effect on the Company or its subsidiaries within the three most recently completed financial years or during the current financial year.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

Aside from contracts entered into in the ordinary course of business and not required to be filed under section 12.2 of NI 51-102, as of December 31, 2020, the Company was not party to any material contracts within the most recently completed fiscal year or before the most recently completed fiscal year, in either case that are still in effect.

INTERESTS OF EXPERTS

Michael Selby, P.Eng., Sebastien Bernier, P.Geo., Mark Liskowich, P.Geo., and Blair Hrabi, P.Geo., of SRK, Chantal Jolette, P.Geo., of Analytical Solutions Ltd., Denis Flood, P.Eng. (former officer) and Ben Pullinger, P.Geo., an officer of the Company, prepared the Platosa Technical Report. Supplemental information, some of which supersedes or replaces that in the Platosa Technical Report was prepared by the Company under the supervision of, or reviewed by, Paul Keller, P.Eng. and/or Ben Pullinger, P.Geo., current officers of the Company and each of whom are a Qualified Person for the purposes of NI 43-101.

Dr. Aleksandr Mitrofanov, P.Geo. (APGO#2824) is responsible for resource wireframing, geostatistical analysis, grade estimation and classification for the Evolución Property with senior review provided by Mr. Glen Cole, PGeo (APGO#1416).

Terre A. Lane and Jeffrey Todd Harvey, PhD of Global Resource Engineering, Ltd., Jennifer J. Brown, P.G., of Hard Rock Consulting, LLC, and David Rowe, Certified Professional Geologist, AIPG of Rowearth LLC, prepared the Kilgore Technical Report.

The technical report on the Oakley Project was prepared by Childs Geoscience Inc. with an effective date as of August 8, 2016. Dr. John Childs of Childs Geoscience Inc. and Zack Black, B.S. of Hard Rock Consulting Inc. are the Qualified Persons that prepared or supervised preparation of the information in the technical report on the Oakley Project and it is available on SEDAR under the profile of Otis Gold.

To the Company’s knowledge, as at March 31, 2021, the persons or companies referred to above beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Company.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, is the auditor of the Company and has advised the Company that they are independent in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website at www.excellonresources.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Common Shares and the Common Shares authorized for issuance under the Company’s Stock Option Plan, will be contained in the Company’s management information circular for the 2021 annual meeting of shareholders.

Additional financial information is provided in the Company’s consolidated Financial Statements and Management’s Discussion and Analysis for its financial year ended December 31, 2020.

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SCHEDULE “A”

Audit Committee Charter

OVERALL PURPOSE AND OBJECTIVES

1.	The Audit Committee (“Committee”) is established by and among the Board of Directors (the “Board”) of Excellon Resources Inc. (the “Company”) for the primary purpose of assisting the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others relating to:

●	The integrity of the Company’s financial statements, management’s discussion and analysis (“MD&A”), and financial press releases before publicly disclosed.

●	The Company’s compliance with legal and regulatory requirements.

●	The Company’s public accounting firm’s (independent auditor’s) qualifications and independence.

●	The performance of the Company’s independent auditor which include preparation of the audit committee reports as required by applicable regulators.

●	The Company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

2.	In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the independent auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

3.	Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee should also provide for open communication among the independent auditor, financial and senior management, the internal audit function, if any, and the Board.

AUTHORITY

4.	The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or other professional advice and to ensure the attendance of Company officers at meetings as appropriate.

5.	The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

6.	In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

7.	The Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section III of this charter.

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COMPOSITION AND MEETINGS

8.	The Committee will comprise three or more directors as determined by the Board.

9.	Each Committee member will meet the applicable standards of independence within the meaning of applicable securities laws, rules, policies, regulations, guidelines and instruments, including National Instrument 52-110 – Audit Committees (“NI 52-110”) and by any stock exchanges on which the Company’s securities are listed.

10.	Each member of the Committee shall be financially literate. Financial literacy is defined in NI 52-110 as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

11.	To help meet these requirements, the Committee will provide its members with access to annual continuing education opportunities in financial reporting and other areas relevant to the Committee.

12.	Committee members will be appointed by the Board at the annual organizational meeting of the Board to serve until their successors are elected. Unless a Chairperson is elected by the full Board, the members of the Committee may designate a Chairperson by majority vote.

13.	The Committee will meet at least quarterly, or more frequently as circumstances dictate. The internal auditors may request a meeting, if they consider one is necessary, as may any Committee member. Notice of each meeting confirming the venue, time and date, together with an agenda of items to be discussed, shall be forwarded to each member of the committee, and any other person required to attend, no later than 48 hours prior to the meeting.

14.	The Committee Chairperson will approve the agenda for the Committee’s meetings and any member may suggest items for consideration. Briefing materials will be provided to the Committee as far in advance of meetings as practicable.

15.	Members may attend meetings either in person, by telephone or through other electronic means of communication. At any meeting of the Committee, a quorum shall be a majority of the members.

16.	The secretary of the Committee will keep regular minutes of Committee proceedings, and will circulate them to all Committee members, the Chair of the Board, and to any other director on a timely basis, when requested. Decisions and recommendations of the Committee shall be made by a majority of the members present at the meeting.

17.	At the end of the meeting, the Committee shall hold an in-camera session with the independent auditors and without any senior officers present at each meeting of the Committee, unless such a session is not considered necessary by the members present.

18.	As part of its responsibility to foster open communication, the Committee will meet periodically with management and the independent auditor in separate executive sessions. In addition, the Committee will meet with the management and the independent auditor to discuss the annual audited financial statements and quarterly financial statements, including the disclosures in the accompanying MD&As.

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ROLES, RESPONSIBILITIES AND DUTIES

19.	To fulfill its responsibilities and duties, the Committee will:

Documents / reports / accounting information review

20.	Review this charter at least annually and recommend to the Board any necessary amendments.

21.	Meet with management and the independent auditor to:

	a.	review and discuss the Company’s annual financial statements and quarterly financial statements (prior to the Company’s regulatory filings or release of earnings), as well as all internal control reports (or summaries thereof)
	b.	review other relevant reports or financial information submitted by the Company to any governmental body or the public, including MD&As, press releases containing financial information, management certifications and relevant reports rendered by the independent auditor (or summaries thereof).

22.	Discuss earnings press releases, including the type and presentation of information, paying attention to any pro forma or adjusted information.

23.	Discuss financial information and guidance provided to the public, analysts and ratings agencies, as applicable.

24.	Review the regular internal reports to management (or summaries thereof) prepared by the internal audit function, if any, as well as management’s response.

Independent Auditor

25.	Appoint, compensate, retain, and oversee the work performed by the independent auditor retained to prepare or issue an audit or review report or related work. Review the performance and independence of the independent auditor and remove the independent auditor if circumstances warrant. The independent auditor will report directly to the Committee and the Committee will oversee the resolution of disagreements between management and the independent auditor if any arise.

26.	Actively engage in dialogue with the independent auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the independent auditor.

27.	Review the independent auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

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28.	Review and preapprove both audit and non-audit services to be provided by the independent auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

29.	Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence.

30.	Review with the independent auditor any problems, difficulties or disagreements with management regarding the preparation of the financial statements and review management’s response.

31.	Hold timely discussions with the independent auditor regarding the following:

	a.	All critical accounting policies and practices.
	b.	All alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.
	c.	Other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

32.	At least annually, obtain and review a report by the independent auditor describing:

	a.	The independent auditor’s internal quality-control procedures.
	b.	Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the independent auditor, and any steps taken to deal with such issues.

This report should be used to evaluate the independent auditor’s qualifications, performance, and independence. Further, the Committee will review the experience and qualifications of the lead partner each year and determine that all partner rotation requirements, as promulgated by applicable rules and regulations, are executed. The Committee will also consider whether there should be rotation of the independent auditor itself. The Committee should present its conclusions to the full Board.

33.	Review and approve the Company’s hiring policies, as applicable, regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

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Financial Reporting Process / Accounting Policies / Internal Control Procedures

34.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

35.	Evaluate the fairness of annual and interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

	a.	actual financial results for the interim period varied significantly from budgeted or projected results;
	b.	generally accepted accounting principles have been consistently applied;
	c.	there are any actual or proposed changes in accounting or financial reporting practices; or
	d.	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

36.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

37.	In consultation with the independent auditor and the internal audit function, review the integrity of the Company’s financial reporting processes (both internal and external).

38.	Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls. As part of the review, the Committee should gain an understanding of whether internal control recommendations made by the independent auditors have been implemented by management.

39.	Understand the scope of the internal and independent auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

40.	Receive and review any disclosure from the Company’s CEO and CFO made in connection with the certification of the Company’s quarterly and annual reports of: a) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

41.	Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

42.	Review analyses prepared by management and the independent auditor setting forth significant financial reporting issues and judgments made during the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements.

43.	Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

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44.	Review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.

45.	Oversee confidential investigation of anonymous submissions by Company employees regarding questionable accounting, auditing, or internal control matters in accordance with the Company’s Whistleblower Policy. In accordance with the Whistleblower Policy, establish procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.

46.	Receive reports from the Company’s Chief Financial Officer on the scope and material results of the Company’s internal control activities.

Internal Audit

47.	Review and advise on the selection, reassignment or and dismissal of the internal audit officer (if applicable).

48.	Review the activities and organizational structure of the internal audit function, as well as the qualifications of its personnel.

49.	Annually, review and recommend changes (if any) to the internal audit charter.

50.	Periodically review with the internal audit officer (if any), any significant difficulties, disagreements with management, or scope restrictions encountered while performing the function’s work including the resolution of disagreements between management and the internal auditors regarding internal controls.

51.	Periodically review, with the independent auditor, the internal audit function’s responsibility, budget, and staffing.

Ethical Compliance/Legal Compliance/Risk Management

52.	Oversee, review, and periodically update the Company’s code of business conduct and ethics and the Company’s system to monitor compliance with and enforce this code.

53.	Review, with the Company’s counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements reporting.

54.	Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to identify, manage, and mitigate them.

55.	Consider the risk of management’s ability to override the Company’s internal controls.

Adopted by the Board on December 14, 2004,

Last updated and approved by the Board on September 12, 2018

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